 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 9, 1997


                                                REGISTRATION NO. _______________
 ------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------

                              RIVIERA TOOL COMPANY
             (Exact name of registrant as specified in its charter)

            MICHIGAN                         3544                             38-2828870
(State or other jurisdiction of     (Primary Standard Industrial   (I.R.S. Employer Identification No.)
 incorporation or organization)    Classification Code Number)

                               ---------------

                            5460 EXECUTIVE PARKWAY SE
                          GRAND RAPIDS, MICHIGAN 49512
                                 (616) 698-2100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 ---------------

                           KENNETH K. RIETH, PRESIDENT
                            5460 EXECUTIVE PARKWAY SE
                          GRAND RAPIDS, MICHIGAN 49512
                                 (616) 698-2100
 (Address, including zip code, and telephone number, including area code, of agent for service)

                                 ---------------

                                   Copies to:

                            STUART F. CHENEY, ESQ.
                 Dickinson, Wright, Moon, Van Dusen & Freeman
                      200 Ottawa Avenue, N.W., Suite 900
                            Grand Rapids, MI 49503
                                (616) 458-1300

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

   As soon as practicable after the Registration Statement becomes effective.
                                 ---------------

    If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [x]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                       PROPOSED MAXIMUM     PROPOSED MAXIMUM         AMOUNT OF
    TITLE OF EACH CLASS OF          AMOUNT TO BE        OFFERING PRICE          AGGREGATE          REGISTRATION
 SECURITIES TO BE REGISTERED         REGISTERED          PER SHARE(1)       OFFERING PRICE(1)         FEE(1)
------------------------------- --------------------- -------------------- -------------------- --------------------
Common Stock, no par value           1,461,529             $11.28              $16,486,048          $4,864

(1) Calculated in accordance with Rule 457(c) based on the average of the high and low sales prices of the Common Shares as reported on the American Stock Exchange on December 5, 1997 solely for the purpose of calculating the amount of the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION DATED DECEMBER 9, 1997


PROSPECTUS



                              RIVIERA TOOL COMPANY
                                1,461,529 SHARES

                                  COMMON STOCK

     The shares offered hereby (the "Shares") consist of up to 1,461,529 common Shares, no par value (the "Common Stock") of Riviera Tool Company, a Michigan corporation ("Riviera" or the "Company") which are issuable by the Company to certain persons ("Selling Shareholders") upon conversion of the 8% Cumulative Convertible Preferred Stock of the Company ("Preferred Stock") and upon exercise by certain of the Selling Shareholders of certain warrants to purchase Common Stock ("Warrants'). For further information regarding the Selling Shareholders, see "Selling Shareholders." The number of Shares registered for sale by this Prospectus consists of all of the Shares into which the Preferred Stock is convertible, assuming the Preferred Stock was fully converted on the date hereof, plus the number of Shares issuable upon exercise of the Warrants, assuming the Warrants were fully exercised on the date hereof. For a further description of the terms of the Preferred Stock and Warrants, see "Selling Shareholders." This Prospectus covers the sale of the Shares from time to time by the Selling Shareholders. The issuance of Shares upon conversion of the Preferred Stock and exercise of the Warrants is not covered by this Prospectus, but rather only the resale of such Shares. All expenses of the registration incurred in connection herewith are being borne by the Company, but any brokers' or underwriters' fees or commission will be borne by the Selling Shareholders. The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. However, the Company will receive $10.50 per Share upon exercise of 101,000 of the Warrants and $10.00 per share upon exercise of the balance of the Warrants (50,000) or $1,560,500 in the aggregate if all Warrants are exercised.

     The Selling Shareholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) on the American Stock Exchange at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. The Selling Shareholders and the brokers and dealers through whom sale of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."

     The Common Stock is currently listed on the American Stock Exchange (the "AMEX") under the symbol "RTC." On December 5, 1997, the last reported sale price of the Common Stock on the American Stock Exchange was $11.00 per share. The Shares have been approved for quotation subject to notice of issuance on the American Stock Exchange.

     THERE ARE CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BEFORE PURCHASING SHARES IN THIS OFFERING. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              The date of this Prospectus is _______________, 1998

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and financial statements included elsewhere in this Prospectus. Unless the context indicates otherwise, Riviera Tool Company, is referred to as the "Company" or "Riviera." Investors should carefully consider the information set forth under the heading "Risk Factors."

                                   THE COMPANY

    The Company designs, develops and manufactures custom large scale metal stamping die systems used in the high speed production of sheet metal stamped parts and assemblies for the automobile industry. The Company incorporates its knowledge of integrated computer technologies with the design and manufacture of metal stamping die systems resulting in solutions that address the specific manufacturing requirements of its main customers, Chrysler Corporation ("Chrysler"), Ford Motor Company ("Ford") and General Motors Corporation ("General Motors"), the three largest domestic automobile manufacturers (the "OEMs"), and their tier one suppliers of sheet metal stamped parts and assemblies.

    Management has strategically positioned the Company as one of North America's most technologically advanced independent suppliers of metal stamping die systems utilizing a totally computer integrated process for the design, manufacture and validation of its products. The Company should continue to benefit from current trends in the global automotive industry which require continuous quality improvement, simultaneous engineering and development, and increasing reliance on a select number of suppliers capable of utilizing computer integrated technology to develop new automobile models. Examples of parts made from die systems recently developed and manufactured by the Company include the bumper system for the Ford Explorer and F-Series trucks, door panels and wheels for the Jeep Wrangler, structural body components for the Chrysler Neon and mini-vans, as well as body panels for semi-tractor vehicles.

    The Company maintains "Preferred Supplier" status with Chrysler and Ford. In the past, the Company has been awarded Chrysler's PentaStar quality award, the highest quality award for a single plant supplier and Ford's Q-1 supplier award, an award that has historically been given to suppliers who manufacture parts and assemblies, rather than suppliers of tooling and equipment. The Company was the first tool and die supplier to be awarded the Q-1 status by Ford.

    By transferring design information electronically ("EDI"), the Company communicates directly with the OEMs' design and development centers regarding specific product and manufacturing information necessary to develop a custom manufacturing system for each respective part. This digital data base is incorporated in each phase of the design, manufacture and inspection process for both the prototype and production tooling systems, ensuring high quality repeatable processes. Electronically linking the Company to the OEMs' design and development centers enables significant reductions in product development lead time and cost.

    The Company has adopted a strategy that includes (i) single source program management from concept to completion which involves the coordination of design, manufacture of prototype and final dies, tryout and final inspection, all at a single location; (ii) accomplishing each of the foregoing using the same electronic data; (iii) simultaneous engineering of product and process, see "Business -- Products and Services;" and (iv) maintaining ongoing continuous improvement programs enabling it to improve its products and services in response to technological advances and the changing requirements of its customers.

    The Company was originally acquired by the purchase of the assets of an existing tool and die business on December 19, 1967 and was incorporated in its present form in 1988 under the laws of the State of Michigan to provide an investment vehicle for Motor Wheel Corporation, an Ohio corporation, ("Motor Wheel") which currently owns none of the Company's Common Stock, having sold its entire interest to the Company in October of 1997. The Company sold 1,010,000 shares of its Common Stock, approximately 57.5% of its currently issued and outstanding Common Stock, in an initial public offering on March 4, 1997. In October of 1997 the Company sold 80,000 shares of Preferred Stock, which are convertible into an aggregate of 1,310,529 shares of Common Stock.

    The executive offices and manufacturing facilities of the Company are located at 5460 Executive Parkway, Grand Rapids, Michigan 49512, and its telephone number is (616) 698-2100.

                                  THE OFFERING

Common Stock offered by the Selling
Shareholders..................................    1,461,529 shares
Common Stock outstanding prior to the Offering    1,755,000 shares(1)
Common Stock outstanding after the Offering...    3,216,529 shares(2)
Use of Proceeds...............................    The  Company  will not
                                                  receive  any of the
                                                  proceeds of the
                                                  Offering.  Exercise
                                                  of the  Warrants,
                                                  which will result in
                                                  up  to  151,000  of
                                                  the  Shares   offered,
                                                  will produce
                                                  $1,560,500 in the
                                                  aggregate to the
                                                  Company.
Terms of the Offering.........................    AMEX and/or privately
                                                  negotiated transactions.
AMEX Symbol for the Common Stock..............    "RTC"










-------------
(1) Shares of Common Stock outstanding are presented prior to the offering excluding 181,000 shares of Common Stock issuable upon the exercise of warrants, including the Warrants, outstanding on the date hereof at various prices not less than $10 per share.

(2) Shares of Common Stock outstanding are presented after the offering excluding 30,000 shares of Common Stock issuable upon the exercise of warrants outstanding on the date hereof at various prices not less than $10 per share and assuming the Warrants for 151,000 shares of Common Stock included in the offering have been fully exercised.

                             SUMMARY FINANCIAL DATA

     The following selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operation and the Financial Statements and related Notes contained herein. All amounts are in thousands, except per share data.

                                                                                         YEAR ENDED AUGUST 31,
                                                                   ------------------------------------------------------------
                                                                      1993         1994         1995        1996        1997
                                                                   ----------   ----------   ---------   ----------  ----------
STATEMENT OF OPERATION DATA:
Sales...........................................................      $18,946      $22,425     $22,225      $18,334     $21,960
Gross Profit ...................................................        1,788        2,749       4,108        3,398       5,128
Income (loss) from Operations ..................................          318        1,635       2,206        2,043       3,424
Interest Expense ...............................................          856        1,415       1,589        1,670       1,211
Other Income ...................................................          244          139         106          227          45
Other Expense ..................................................        2,247          532         160            0         406
Income (loss) before income taxes ..............................       (2,541)        (173)        563          600       1,851
Income Taxes (Benefits) ........................................         (252)        (134)         77          204         667
                                                                      -------      -------     -------      -------     -------

Net Income (loss) available for common shares...................      $(2,314)     $   (69)    $   450      $   367     $ 1,178
                                                                      =======      =======     =======      =======     =======

Net Income (loss) per common share..............................      $ (1.58)     $  (.05)    $   .31      $   .25     $   .60
                                                                      =======      =======     =======      =======     =======

Weighted Average common shares outstanding .....................      $ 1,460      $ 1,460     $ 1,460      $ 1,460     $ 1,969
                                                                      =======      =======     =======      =======     =======
OTHER DATA :
Depreciation & amortization.....................................      $   993      $ 1,214     $ 1,438      $ 1,272     $ 1,298
                                                                      =======      =======     =======      =======     =======


                                                           -----------------------------------------------------------------------
                                                                                      AS OF AUGUST 31,
                                                           -----------------------------------------------------------------------
                                                                                                                         PRO-FORMA
                                                              1993         1994       1995          1996        1997      1997(1)
                                                           ---------     --------   --------      --------    --------   ---------
BALANCE SHEET DATA:

Working Capital ......................................      $ (2,727)    $(4,273)    $(3,966)     $(3,669)    $10,164    $10,016

Total Assets .........................................        22,927      26,439      21,706       22,928      23,091     23,036

Current Portion of Long-Term Debt & Capital Leases ...         2,935       3,129       2,256        1,336         650        650

Revolving Line of Credit .............................         8,127       9,461       6,866       10,242       4,711        560

Long-term Capital Leases & Term Debt, less current
portion ..............................................         1,178       2,715       1,830        1,002       2,491      2,491

Redeemable Preferred Stock ...........................            80         109         111          139           0          0

8% Cumulative Convertible Preferred Stock ............             0           0           0            0           0      6,949

Common Stockholder's Equity ..........................         4,839       4,770       5,220        5,588      11,822      8,822


(1) Adjusted to reflect the October, 1997, sale and issuance of 80,000 shares of 8% Cumulative Convertible Preferred Stock and the redemption and retirement of 730,000 shares of common stock. See "Principal Shareholders -- Shareholders Agreement."

                                  RISK FACTORS

    A prospective investor should consider, together with the other information set forth in this Prospectus, the following:

RELIANCE UPON MAJOR CUSTOMERS

    Approximately 40% of the Company's sales during fiscal 1997 and 25% in fiscal 1996 were made directly to Chrysler Corporation. In addition, approximately 16% of the Company's sales during fiscal 1997 and 11% during fiscal 1996 were made directly to Ford Motor Company. Ford suppliers represented approximately 16% and 17% of the Company's sales during fiscal 1997 and 1996, respectively. General Motors represented approximately 4% of the Company's sales during fiscal 1997 and 13% during fiscal 1996. For the year ended August 31, 1997 and 1996, Chrysler, Ford, General Motors and their tier one suppliers accounted for approximately 87% and 75% of the Company's revenues, respectively. See "Business -- General."

    The loss of the Company's relationship with these customers, or a significant reduction of their minimum tooling purchases, or a reduction in new product development due to economic conditions, could have a material adverse effect upon the Company.

    The Company is directly dependent on its customers who directly produce the end use product. As a result, if the end use producers (Chrysler, Ford and General Motors) experience difficulties in such critical areas as style, quality or global competition, the demand for such end use producer's product may be adversely affected, which may in turn adversely affect the Company.

GENERAL FACTORS: ECONOMIC CLIMATE, INTERNATIONAL MONETARY CYCLES, CHANGING FACILITIES, INTER-INDUSTRY DEPENDENCE, AVAILABLE FINANCING

    The revenue and value of manufacturing concerns, such as the Company, in general, may be adversely affected by a number of factors, including: (a) the international, national, regional and local economic climate -- in particular, manufacturing intended for large ticket durable consumer goods, which directly contributes to or adversely affects the work loads of manufacturing concerns supplying product that will contribute to or be incorporated into end use consumer products; (b) international monetary cycles -- manufacturing concerns produce products that contribute to or are otherwise incorporated into retail consumer end use products that will directly or indirectly be competing on a global basis; where price becomes an issue, monetary cycles may contribute to or detract from competitive positioning; (c) the need to periodically repair, replace, upgrade and expand existing production capabilities may not prove to be a profitable endeavor; (d) the dependence on other industries -- manufacturing concerns that do not produce an end product but contribute to an end product produced by another manufacturing concern are subject to both the trends of the end user and the buying practices of the manufacturer that assembles the materials into a merchantable product; (e) manufacturing concern values which are affected by factors such as changes in interest rates and the availability of financing in capital intensive industries, and in addition, manufacturing concerns do not typically receive progress payments from their customers.

VOTING CONTROL

    Following completion of this Offering, Riviera Holding Company (owned 100% by Kenneth K. Rieth), a Michigan corporation will have approximately 19% of the voting power and ownership of the Company. As a result Kenneth K. Rieth will exercise significant control over the affairs of the Company and will be able to block any proposal put to a vote of the shareholders which requires a supermajority. Previously, this shareholder and Motor Wheel had entered into voting agreement as to voting on directors for the Company. See "Management - Shareholders Agreement." The Company has agreed to use its best efforts to elect a person designated by National Securities Corporation to the Company's Board of Directors until March 4, 2002. See "Management - Other Information Relating to Directors and Executive Officers."

DEPENDENCE ON EXISTING MANAGEMENT

    Kenneth K. Rieth and a few key employees have been primarily responsible for the development of most of the Company's products, processes and business methods. The loss or interruption of the continued full-time services of any of them could have a material adverse effect on the Company. The Company maintains "Key-man" life insurance policies on Kenneth K. Rieth, President, C.E.O. and Director, and Leonard H. Wood, Vice President, General Manager and Director, for $2,500,000 and $500,000, respectively. The Company has pledged $1,500,000 of this insurance on Kenneth K. Rieth to its principal commercial lender, Old Kent Bank.

COMPETITION AND MARKET CONSOLIDATION

    The tooling systems industry is highly competitive, and there can be no assurance that the Company will be able to compete successfully in the future. The Company's largest customers, Chrysler and Ford, both have internal die construction capability; however, the Company believes that such capacity is insufficient in relationship to their total requirements. The Company believes that the automobile industry has been going through a tooling systems supplier consolidation and that there are now fewer quality oriented, full service die systems suppliers. There is no assurance that the Company will continue to qualify as a supplier to any of the automobile manufacturers. The loss of any such qualification would have a material adverse effect on the Company. In addition, the Company faces competition from foreign manufacturers, particularly from Japan.

FUTURE SALE OF COMMON STOCK

    The 605,000 shares of Common Stock held by Riviera Holding Company, owned 100% by Kenneth K. Rieth, after the date of this Prospectus will be eligible for sale in accordance with Rule 144 under the Securities Act of 1933, as amended. Under Rule 144, shareholders who have held fully-paid shares for at least one year may sell them without registration under certain conditions. Riviera Holding has held its shares for more than one year. The sale of a significant portion of these shares in the open market could have a material adverse effect on the market price of the Common Stock. However, Riviera Holding Company has agreed that it will not sell or otherwise dispose of any Common Stock until March 4, 1999 without the consent of the National Securities Corporation, the managing underwriter of the Company's initial public offering ("National"). See "Shares Eligible for Future Sale."

PREFERRED STOCK

    The Board of Directors of the Company is authorized to issue, without any further action on the part of the Company's shareholders, up to 120,000 shares of preferred stock in one or more series with such designations, preferences, limitations and other rights, including voting rights, as are determined by the Board of Directors from time to time. The issuance of such shares of preferred stock could result in the dilution of the voting power of the shares of Common Stock convertible from the Shares purchased in this Offering and could have a dilutive effect on earnings per share. See "Description of Capital Stock." The 1,425 shares of 8% Cumulative Preferred Stock of the Company, which is redeemable and has all been redeemed, are also available for issuance if approved by a vote of the holders of the Shares. See "Description of Capital Stock."

MARKET FOR COMMON STOCK

    Prior to March 4, 1997 there was no public market for the Common Stock of the Company. Since then it has traded on the AMEX under the Symbol RTC. There can be no assurance that an active public market for the shares will be sustained or that the market price of the Common Stock will not decline. The trading price of the Company's Common Stock in the future could be subject to wide fluctuations in response to quarterly variations in operating results of the Company or its competitors, changes in analysts' estimates of the Company's financial performance, regulatory developments, general industry conditions, worldwide economic and financial conditions, and other factors. During certain periods, the stock markets have experienced extreme price and volume fluctuations. These broad market fluctuations and other factors may adversely affect the market price of the Company's Common Stock.

                      CAUTIONARY STATEMENTS FOR PURPOSES OF
                       THE "SAFE HARBOR" PROVISIONS OF THE
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

    This Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate," "believe," "estimate," and "expect" and similar expressions are generally intended to identify forward-looking statements. Prospective investors are cautioned that any forwarding-looking statements, including statements regarding the intent, belief, or current expectations of the Company or its management, are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors including, but not limited to: (i) general economic conditions in the markets in which the Company operates; (ii) fluctuations in worldwide or regional automobile and light and heavy truck production; (iii) labor disputes involving the Company or its significant customers; (iv) changes in practices and/or policies of the Company's significant customers toward outsourcing automotive components and systems; (iv) other risks detailed from time to time in the Company's filings with the Commission; and (vi) those items identified under "Risk Factors." The Company does not intend to update these forward-looking statements.


                                 USE OF PROCEEDS

    The Shares of Common Stock offered hereby will be sold by the Selling Shareholders. See "Selling Shareholders." The Company will not receive any of the proceeds from the Offering.


                       MARKET PRICE AND DIVIDEND POLICY

     The Company's Common Stock is traded on the American Stock Exchange under the symbol RTC. The table below sets forth the high and low sales prices as reported by AMEX since the Company's initial public offering on March 3, 1997.


                                                     HIGH          LOW
                                                     ----          ---
              FISCAL 1997
              -----------
              1st quarter(1).......................  N/A          N/A
              2nd quarter(1).......................  N/A          N/A
              3rd quarter.......................... $7.00        $4.75
              4th quarter.......................... $6.625       $4.875

              FISCAL 1998
              -----------
              1st quarter.......................... $9.6875      $5.375

              2nd quarter (through
              December 8, 1997).................... $12.375      $9.9375

-------------

(1)  The Company was privately held during the period.

     As of October 20, 1997, the Company's common stock was held by 24 holders of record, and approximately 750 beneficial shareholders.

     The Company has not historically paid cash dividends on its Common Stock. The Company, on October 31, 1996, declared a preferential dividend on the shares of common stock of the Company owned by Riviera Holding Company to pay income tax payable by Riviera Holding Company as a result of the lapse of options by Motor Wheel Corporation to purchase common stock owned by Riviera Holding Company and as a result of the dividend itself. In May, 1997 the Company paid this dividend of $90,000 to Riviera Holding Company. The payment of common stock cash dividends is within the discretion of the Company's Board of Directors, with prior written consent of its primary lender; however, in view of the potential working capital needs and in order to finance future growth, it is unlikely that the Company will pay any cash dividends on its Common Stock in the foreseeable future.

     In October, 1997, the Company issued and sold 80,000 shares of 8% Cumulative Convertible Preferred Stock (the Preferred Stock) at $100.00 per share through a private placement under Regulation D of the Securities Act of 1933. With a portion of the proceeds from this sale, the Company exercised its option to purchase all 730,000 shares of Common Stock held by Motor Wheel Corporation. Under such option, the Company repurchased all the Motor Wheel Corporation shares for $3.0 million or $4.11 per share.

     The holders of the 8% Cumulative Convertible Preferred Stock are entitled to cumulative dividends at an annual rate of 8% payable quarterly, in arrears, at a rate of $2.00 per share per quarter, commencing December 31, 1997.

                                 CAPITALIZATION

    The following table, in thousands, sets forth the actual short-term debt and capitalization of the Company at August 31, 1997. This table should be reviewed in conjunction with the Company's financial statements and related notes appearing elsewhere in this Registration Statement.

                                                                                                AUGUST 31, 1997
                                                                                         ---------------------------

                                                                                             ACTUAL       PRO-FORMA (1)
                                                                                            -------       ----------
                                                                                                   (AUDITED)

         Notes Payable-- Current.........................................................   $   650       $      650
                                                                                            =======       ==========
         Long-term Debt Obligations, less current portions...............................   $ 7,202       $    3,051
         8% Cumulative Preferred Stock, $5 par value, $100 redemption value-- no
         shares outstanding .............................................................        --               --
         Stockholder's Equity:
         8%  Cumulative  Convertible  Preferred  Stock,  no par value,  200,000  shares authorized  and none  outstanding  as of August 31,  1997,  and 80,000  shares
         outstanding as of August 31, 1997 on a pro-forma basis..........................        --            6,949
         Common Stock, no par value-- 9,798,575  shares  authorized,  2,485,000  shares outstanding  as of August 31, 1997,  and  1,755,000 as of August 31, 1997 on a
         pro-forma basis.................................................................     9,540            6,540
         Retained Earnings...............................................................     2,282            2,282
                                                                                            -------       ----------
                Total Stockholder's Equity...............................................    11,822           15,771
                                                                                            -------       ----------
         Total Capitalization............................................................   $19,024       $   18,822
                                                                                            =======       ==========

(1) Adjusted to reflect the October, 1997, sale and issuance of 80,000 shares of 8% Cumulative Convertible Preferred Stock and the redemption and retirement of 730,000 shares of common stock held by Motor Wheel Corporation for $3.0 million or $4.11 per share.

                             SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operation and the Financial Statements and related Notes contained herein. All amounts are in thousands, except per share data.

                                                                                      YEAR ENDED AUGUST 31,
                                                                  -------------------------------------------------------------
                                                                    1993         1994         1995        1996         1997
                                                                 ------------ ------------ ----------- ------------ -----------
STATEMENT OF OPERATION DATA:
Sales........................................................... $     18,946 $     22,425 $    22,225 $     18,334 $    21,960
Gross Profit.....................................................       1,788        2,749       4,108        3,398       5,128
Income (loss) from Operations....................................         318        1,635       2,206        2,043       3,424
Interest Expense.................................................         856        1,415       1,589        1,670       1,211
Other Income.....................................................         244          139         106          227          45

Other Expense....................................................       2,247          532         160            0         406

Income (loss) before income taxes................................      (2,541)        (173)        563          600       1,851

Income Taxes (Benefits)..........................................        (252)        (134)         77          204         667
                                                                 ------------ ------------ ----------- ------------ -----------

Net Income (loss) available for common shares................... $     (2,314)$        (69)$       450 $        367 $     1,178
                                                                 ============ ============ =========== ============ ===========

Net Income (loss)  per common share............................. $      (1.58)$       (.05)$       .31 $        .25 $       .60
                                                                 ============ ============ =========== ============ ===========

Weighted Average common shares outstanding.......................       1,460        1,460       1,460        1,460       1,969
                                                                 ============ ============ =========== ============ ===========
OTHER DATA :
Depreciation & amortization..................................... $        993 $      1,214 $     1,438 $      1,272 $     1,298
                                                                 ============ ============ =========== ============ ===========


                                                     ---------------------------------------------------------------------------
                                                                                    AS OF AUGUST 31,
                                                     ---------------------------------------------------------------------------
                                                                                                                     PRO-FORMA
                                                          1993        1994         1995        1996        1997        1997(1)
                                                     ------------ ------------ ----------- ------------ ----------- ------------
BALANCE SHEET DATA:
Working Capital.................................... $      (2,727)$     (4,273)$    (3,966)$     (3,669)$    10,164 $     10,016

Total Assets.......................................        22,927       26,439      21,706       22,928      23,091       23,036

Current Portion of Long-Term Debt & Capital
  Leases...........................................         2,935        3,129       2,256        1,336         650          650

Revolving Line of Credit...........................         8,127        9,461       6,866       10,242       4,711          560

Long-term  Capital Leases & Term Debt, less current
portion............................................         1,178        2,715       1,830        1,002       2,491        2,491

Redeemable Preferred Stock.........................            80          109         111          139           0            0

8% Cumulative Convertible Preferred Stock..........             0            0           0            0           0        6,949

Common Stockholder's Equity........................         4,839        4,770       5,220        5,588      11,822        8,822


(1) Adjusted to reflect the October, 1997, sale and issuance of 80,000 shares of 8% Cumulative Convertible Preferred Stock and the redemption and retirement of 730,000 shares of common stock. See "Management -Shareholders Agreement."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL OVERVIEW

     The Company is a leading designer and manufacturer of large scale, complex stamping die systems used to form sheet metal parts. Most of the stamping die systems sold by the Company are used in the high-speed production of automobile and truck body parts such as doors, door frames, structural components and bumpers. A majority of the Company's sales are to Chrysler Corporation, Ford Motor Company, General Motors Corporation and their tier one suppliers. The Company completed an initial public offering in March, 1997.

RESULTS OF OPERATIONS

     The following table is derived from the Company's Statement of Operations and sets forth, for the periods indicated, selected operating data as a percentage of sales.


                                                                                    FISCAL YEAR ENDED AUGUST 31,
                                                                          --------------------------------------------------
                                                                            1993     1994       1995       1996       1997
                                                                          -------  --------   --------   ---------  --------
  STATEMENT OF OPERATION DATA:
  Net sales..............................................................     100%      100%       100%        100%     100%
  Gross margin...........................................................       9        12         18          19       23
  Income from continuing operations......................................       2         7         10          11       16
  Interest expense.......................................................       5         6          8           9        6
  Other income...........................................................       1        --         --           1       --
  Other expense..........................................................      12         2         --          --        2
  Income (loss) before income taxes......................................     (13)       (1)         2           3        8
  Federal income tax (benefit)...........................................      (1)       (1)        --           1        3
                                                                          -------  --------   --------   ---------  -------
  Net income (loss)......................................................     (12)%      --%         2%          2%       5%
                                                                          =======  ========   ========   =========  =======
  OTHER DATA:
  Depreciation and amortization .........................................       5%        5%         6%          7%       6%
                                                                          =======  ========   ========   =========  =======


QUARTERLY FINANCIAL DATA

     The following is a condensed summary of quarterly results of operations for 1995, 1996 and 1997 (in thousands, except per share data):

                                                                                    Net Income       Weighted Average
                                               Gross     Operating       Net           per             Common Shares
                                 Revenues      Profit      Income       Income      Common Share         Outstanding
                                -----------   --------   ---------    --------    --------------     ----------------
1995:         First............ $     5,456   $    856   $     409    $     26    $          .02                1,460
----          Second...........       6,122      1,067         512         120               .09                1,460
              Third............       5,683      1,144         622         135               .09                1,460
              Fourth...........       4,964      1,041         663         169               .11                1,460
                                -----------   --------   ---------    --------    --------------     ----------------
                 Total          $    22,225   $  4,108   $   2,206    $    450    $          .31                1,460
                                ===========   ========   =========    ========    ==============     ================
 1996:        First............ $     4,934   $    884   $     463    $     80    $          .06                1,460
 ----         Second...........       4,629        947         546         120               .08                1,460
              Third............       4,458        957         505          72               .05                1,460
              Fourth...........       4,313        610         529          95               .07                1,460
                                -----------   --------   ---------    --------    --------------     ----------------
                 Total          $    18,334   $  3,398   $   2,043    $    367    $          .25                1,460
                                ===========   ========   =========    ========    ==============     ================
1997:         First............ $     5,480   $  1,085   $     654    $    172    $          .12                1,460
----          Second...........       5,405      1,105         666         157               .11                1,460
              Third............       5,001      1,085         730         244               .10                2,426
              Fourth...........       6,074      1,853       1,374         605               .24                2,485
                                -----------   --------   ---------    --------    --------------     ----------------
                 Total          $    21,960   $  5,128   $   3,424    $  1,178    $          .60                1,969(1)
                                ===========   ========   =========    ========    ==============     ================

(1)     Represents weighted-average number of common shares outstanding during year ended August 31, 1997.



    The following discussion and analysis should be read in conjunction with the Company's Financial Statements and the Notes thereto included elsewhere herein.

FISCAL 1997 COMPARED TO FISCAL 1996

     Revenue. Total revenue for 1997 increased by 20% from approximately $18.3 million in 1996 to $21.9 million in 1997. This increase is due to the realization of the 1996 contract backlog during 1997. Additionally, during the second half of 1997, the Company had adequate financing resources which allowed the Company to add additional sales contracts. Since March, 1997, the Company has retained new contracts at an average rate of $3.0 million per month as compared to an average rate of $2.0 million per month over the same period in 1996.

     Cost of Goods Sold. Cost of goods sold increased from $14.9 million in 1996 to $16.8 million in 1997, an increase of 13%. As a percent of sales, cost of goods sold decreased from 81.5% for 1996 to 76.6% for 1997. Of the cost of goods sold, direct costs were $9.6 million, 43.6% of sales, in 1997 as compared to $8.2 million, 44.7% of sales, in 1996. The largest direct cost decreases were in the outside prototype tooling and parts expense, $537,000 or 2.9% of sales in 1996 as compared to $168,500 or .76% of sales, in 1997 and outside pattern services, $387,000 or 2.1% of sales in 1996 as compared to $236,300 or 1.1% of sales in 1997. These decreases were due largely to the fact that the Company outsourced less of this work and maintained increased capacity internally. The largest direct cost increases were in direct materials, $2.6 million or 14.2% of sales in 1996 as compared to $3.3 million or 15.0% in 1997, outside machining services, $100,500 or .55% of sales in 1996 as compared to $321,000 or 1.5% of sales in 1997 and direct labor, $4.2 million or 22.9% of sales in 1996 as compared to $5.0 million or 22.8% of sales in 1997. These increases were due to increased sales volume and performing more prototype tooling work internally in 1997 as compared to outsourcing such work in 1996.

      Engineering expense was $1.5 million or 8.2% of sales in 1996 as compared to $1.6 million or 7.3% of sales in 1997. The decrease in engineering expense as a percent of sales was due to utilizing the Company's engineering capacity without adding additional personnel. This utilization, in conjunction with the 20% increase in 1997 revenue, lowered engineering expense as a percent of sales.

      Manufacturing overhead was $5.7 million or 26.0% of sales in 1997 as compared to $5.2 million or 28.4% of sales in 1996. This decrease, as a percent of sales, was due to the increase in 1997 revenue which lowered the manufacturing fixed overhead expense. The increase of $.5 million in 1997 as compared to 1996 was due to a $96,200 increase in payroll tax expense in 1997 as compared to 1996 as a result of the increase in direct labor expense in 1997 over 1996, a $206,000 increase in depreciation expense in 1997 over 1996, a $90,800 increase in machinery repairs and maintenance expense in 1997 over 1996 and a $67,000 increase in perishable tooling expense in 1997 over 1996.

      Selling and Administrative Expense. Selling and administrative expense increased from $1.4 million in 1996 to $1.7 million in 1997. As a percent of sales, selling, general and administrative expense increased to 7.8% in 1997 as compared to 7.4% in 1996. The largest increases were in legal and professional expense, a $260,000 increase in 1997 over 1996, and public company expense, $58,000 increase in 1997 over 1996.

      Interest Expense. Interest expense decreased from $1.7 million in 1996 to $1.2 million in 1997. As a percent of sales, interest expense decreased from 9.1% in 1996 to 5.5% in 1997. This decrease was due to the decrease in debt for the third and fourth quarters as a result of the payment of $5.1 million, from the proceeds of the Company's initial public offering, to the Company's debt. The remaining debt maintained during the same quarters was carried at an interest rate of approximately 3.25% lower than during the first two quarters of 1997 and all of 1996.

      Other Expense. Other expense during 1997 included $150,000 of bank fees paid during the first two quarters of 1997 charged by the Company's former primary lender. The Company also incurred $75,700 in debt prepayment fees, $27,300 in tax agency penalties and $101,000 in late charges on its facility lease.

FISCAL 1996 COMPARED TO FISCAL 1995

    Revenue. Total revenue decreased by 17% from approximately $22.2 million for 1995, to approximately $18.4 million for 1996. This decrease was due to the timing of contracts in process and the Company's contract backlog. Contracts-in-process as of August 31, 1996 was approximately $2.2 million higher than as of August 31, 1995 (an increase of 69%) and the Company's backlog as of August 31, 1996 was $6.4 million higher than as of August 31, 1995.

    Cost of Goods Sold. Cost of goods sold decreased from $18.1 million in 1995 to $14.9 million in 1996. This was due to the decrease in revenue when comparing the same periods. As a percentage of total revenue, cost of goods sold remained consistent at 81.5% for 1996 from 1995.

    Selling and Administrative Expense. Selling and administrative expense was approximately $1.4 million for 1996, a decrease of 26% from approximately $1.9 million for 1995. As a percentage of total revenue, selling, general and administrative expense decreased from 8.6% in 1995 to 7.4% for 1996. This decrease was largely due to legal and professional expense (a decrease of $134,000), amortization expense (a decrease of $47,000), and administrative salaries (a decrease of $128,000).

    Interest Expense. Interest expense was approximately $1.7 million for 1996, an increase of 6% from approximately $1.6 million for 1995. As a percentage of total revenue, interest expense increased from 7% for 1995 to 9% for 1996. This was primarily due to the increase in average short-term outstanding debt of $11.1 million in 1996 as compared to $10.7 million in 1995.

FEDERAL INCOME TAX

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the year. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between book and tax accounting and operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

    As of August 31, 1997, the Company had approximately $1.7 million of net operating loss carryforwards that expire 2006 through 2009, investment tax credit carryforwards of approximately $204,900 that expire 1998 through 2003, and alternative minimum tax credits of approximately $189,300, the use of which does not expire.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's needs for capital have been extensive over the period presented. Bank borrowings have increased primarily to acquire fixed assets and to finance the increase in Trade Accounts Receivable and Contracts in Process, as the Company's customers typically do not make progress payments on tooling contracts. The Company has financed these needs through internally generated funds, bank financing, and various capital and operating leases. Cash provided from (used in) operating activities was $4,991,021 in 1995, ($977,133) in 1996 and $304,954 for 1997. The capital used by operations in 1997, was primarily due to the decrease in the Company's Accounts Receivable ($453,654), an increase in Work-in-Process ($1,588,535) and a decrease in Accounts Payable ($1,672,635). The decrease in Accounts Receivable as of August 31, 1997, in lieu of an increase in sales of approximately $3.6 million, was largely due to improving its billing and collection procedures. The increase in Work-in-Process as of August 31, 1997 was due to the decrease in the Company's progress billings on its Work-in-Process at August 31, 1997 as the contracts were in an earlier completion stage as compared to Contracts in

Process at August 31, 1996. The decrease in Accounts Payable as of August 31, 1997 was due to increased cash flow from collection of Accounts Receivable, decrease in debt service requirements and proceeds of the Company's initial public offering.

    The Company utilized $575,401, $319,308 and $488,791 of Cash Flows from Investing Activities in 1995, 1996 and 1997, respectively. For 1995, 1996 and 1997, the most significant items were the acquisition of $585,248, $501,103 and $792,580 of machinery and equipment, respectively.

    Cash Flow From Financing Activities in 1995, the reduction of short-term debt was a result of the decrease in Accounts Receivable and application of such proceeds to the revolving line of credit. For 1996, the increase in the short-term debt resulted from the increase in Contracts in Process and decrease in Accounts Payable accounts, and the Company incurred $333,325 of initial public offering costs which have been capitalized. For 1997, the Company reduced financial institution debt and capital lease obligations (net of $4,726,990), received proceeds from issuance of 1,010,000 shares of Common Stock (net of $5,147,127), redeemed 1,425 shares of 8% mandatory redeemable preferred stock ($142,500) and paid a preferential common stock dividend ($90,000).

    The Company's total bank debt as of August 31, 1997, was $7,202,393, of which $650,000 was short-term and the balance long-term. The Company has a $10.0 million Revolving Line of Credit and a $4.0 million Non-Revolving Equipment Line of Credit. The interest rate on the financing is prime rate plus .25 percent. The Company believes that the unused portion of this credit line and the funds generated from operations, will be sufficient to cover anticipated cash needs through 1998. However, depending on the level of future sales, an expanded credit line may be necessary to finance increases in trade accounts receivable and contracts in process. The Company believes it will be able to obtain such expanded credit line, if required, on generally the same terms as the existing credit line.

    Subsequent to August 31, 1997, the Company sold and issued 80,000 shares of 8% Cumulative Convertible Preferred Stock at $100.00 per share (net proceeds of approximately $7.2 million). With a portion of the proceeds from this sale, the Company exercised its option to purchase and retire all 730,000 shares of common stock held by Motor Wheel Corporation for $3.0 million or $4.11 per share. The balance of the proceeds were used to retire Company debt under its' Revolving LIne of Credit.


INFLATION

    The Company has no long-term, fixed price contracts. Historically, the Company has been able to reflect increases in the prices of labor and material in its selling prices. The Company expects that this will continue to be the case.

                                   BUSINESS

GENERAL

    The Company is a leading designer and manufacturer of large scale, complex stamping die systems used to form sheet metal parts. Most of the stamping die systems sold by the Company are used in the production of automobile and truck body parts such as doors, door frames, structural components and bumpers. The following table sets forth the Company's sales (in millions) and percentage of total sales by customer in fiscal years 1993, 1994, 1995, 1996 and 1997.

                                                                        YEAR ENDED AUGUST 31,
--------------------------------------------------------------------------------------------------------------------------
               CUSTOMER                     1993             1994             1995               1996             1997
----------------------------------------------------      -----------      ------------      ------------     ------------
                                        AMOUNT     %      AMOUNT    %      AMOUNT     %      AMOUNT     %     AMOUNT     %
                                        ------------      -----------      ------------      ------------     ------------
Chrysler  Corporation.................. $ 8.9     47%     $ 6.9    31%     $ 5.3    24%     $ 4.6     25%     $ 8.9     40%

Suppliers of Chrysler Corp. ...........     0      *          0     *          0     *          0      0*        .7      3

Ford Motor Company.....................    .2      1        1.9     8        1.5     7        2.1     11        3.4     16

Suppliers of Ford Motor Company........   7.6     40        6.9    31       12.2    55        3.0     17        3.4     16

General Motors Corporation.............     0      0          0     *         .2     1        2.3     13         .9      4

Suppliers of General Motors Corporation     0      *          0     *         .1     *        1.6      9        1.8      8

Other auto and  truck manufacturers
and  their suppliers...................   2.2     12        6.7    30        2.9    13        4.7     25        2.8     13
                                       -------------      -----------     ------------     -------------      ------------

Total Sales(1).........................$ 18.9    100%     $22.4   100%    $ 22.2   100%    $ 18.3    100%     $21.9    100%
                                       =============      ===========     ============     =============      ============

----------

*    Less than 1% of the Company's total sales.

(1) Sales to Motor Wheel Corporation were $2.7, $2.5, $2.8, $2.0, and $.9 million for fiscal years 1993 through 1997, respectively, and are all included above. Included in sales to Motor Wheel Corporation are die construction contract underutilization charges of $462,543, $110,744, $246,011, $72,245 and $0 for fiscal years 1993 through 1997, respectively. See "Management - Compensation".

INDUSTRY TRENDS

    Several significant trends within the North American automotive industry have had, and are likely to continue to have, an impact on the Company's business. Over the past several years, the industry has required that its tool suppliers utilize advanced computer integrated technology. This has required significant capital investment. In some cases, being unable or unwilling to make this investment, many independent tooling suppliers have exited the business. This has decreased the available domestic tooling capacity and has resulted in fewer qualified suppliers.

    The automotive industry's trend towards shorter product life cycles and introduction of a greater number of vehicle models will create growing demand for the Company's complex tooling systems. In accordance with this trend, Chrysler, Ford and General Motors, the three largest domestic automobile manufacturers, are forming alliances with select suppliers which have the technological capability to successfully perform simultaneous engineering of product and manufacturing processes from concept to completion at the supplier level and utilizing computer data based design, manufacturing and validation processes. The OEMs have formed "Platform" teams which provide the organizational structure for this simultaneous engineering process, and have included their critical or key suppliers in these teams. This simultaneous engineering concept allows model changes to be implemented more quickly and cost-effectively. By involving the ultimate tool and die manufacturer early in the design process, the OEMs are better able to design-in more cost-effective manufacturing processes, improve product quality, and avoid costly changes downstream. Chrysler and Ford are currently operating Platform teams and management believes that General Motors will implement this concept within the near future.

    The emphasis on designing and manufacturing more fuel efficient vehicles as the result of federal Corporate Average Fuel Economy ("C.A.F.E.") regulation has produced many new vehicle designs. In addition, automobile manufacturers are utilizing light-weight, high strength steels and aluminum in new model designs in order to decrease the weight of the vehicle and increase fuel efficiency. Therefore, suppliers will be required to have the ability to work with these types of materials in order to remain competitive. The Company has established an expertise in manufacturing dies used in the production of structural components made of light-weight, high strength steels and aluminum.

    Chrysler, Ford and General Motors have developed "cash accumulation policies." These policies entail the establishing and maintaining of cash reserves to fund new model development during industry downturns. These policies should create increased and more stable demand for the Company's products and services in the future. As of June 30, 1997, Chrysler had accumulated $8.0 billion, Ford $18.2 billion and General Motors $19.0 billion, for such development during future industry downturns.(1) General Motors stated in its 1996 mid-year Report to Shareholders that this cash accumulation "will enable us to weather the next industry down cycle without sacrificing any of our product programs, which is critical for long-term success".(2)

    Efforts by OEMs and their suppliers to reduce labor and other manufacturing costs have resulted in their tending to combine common parts into a single stamping press and reduce the number of "hits" required to manufacture a part. In addition, utilization of transfer presses has increased demand for transfer dies to reduce labor cost at the OEMs and their suppliers. The Company believes that it is one of only a few North American independent suppliers that have the capability to both design and produce large complex transfer dies.

    Management believes these industry trends will continue with emphasis on simultaneous engineering and manufacturing processes centered around the utilization of fully computer


-----------------
(1) Source: Chrysler Corporation, Ford Motor Company and General Motors Corporation Securities and Exchange Commission Form 10Q for the quarter ended June 30, 1997

(2) Source: General Motors Corporation, 1996 Midyear Report to Shareholders, dated September 10, 1996.

integrated technologies. This should increase the Company's customer relationships with and importance to the OEMs and their tier one suppliers of sheet metal stamped parts and assemblies.

PRODUCTS AND SERVICES

    Dies. The Company's dies are used in the high speed production of sheet metal stamped parts and assemblies. Production of such parts is a multiple step process involving a series of dies. Typically, the first die is used to cut the appropriate size metal blank from a sheet or coil of steel. The next die draws the metal blank into its primary shape and subsequent dies are used to bend edges or corners, create flanges, trim off excess metal and pierce assembly holes. A customer usually orders only one series of dies for each separate part. Normally, the dies do not require replacement due to usage because the life of well maintained dies is sufficient to carry production to the point when styling changes dictate production of new dies. The dies manufactured by the Company generally include automation features, adding to the complexity of design and construction. These automation features facilitate rapid introduction and removal of the work piece or raw material into and out of the die, thereby increasing production speeds and reducing labor cost. A set of stamping dies manufactured by the Company generally sells for between $250,000 and $2,000,000 depending upon size and complexity.

     Simultaneous Engineering of Product and Process. The OEMs are developing organizational structures involving internal design and engineering personnel as well as supplier representatives which they are using to develop new car models. These organizations are called "Platform" teams. This allows full implementation of simultaneous engineering -- the application of the product engineering and process engineering functions simultaneously and early in the process. The Company utilizes advanced Computer Aided Design/Computer Aided Manufacturing ("CAD/CAM") technology to design and manufacture its complex stamping dies. Due to this advanced computer capability, the Company is able to work very closely with its customers and is often assigned to these Platform teams early. Its process engineering input facilitates the teams' goals of introducing new models rapidly and efficiently. The Company has invested significantly to ensure that it remains one of the few domestic tool and die firms with advanced technology capabilities and is one of only a few independent suppliers capable of receiving and working directly from complex mathematical data received from its OEM customers. Although several of its competitors also utilize CAD/CAM technology, management believes the Company is one of only a few suppliers who have successfully integrated mathematical data into their on-site design, manufacturing and validation processes across their product line. Management's investment in, and commitment to, advanced technology has solidified its quality reputation with its customers and helped the Company advance to tier one status.

    Prototype Tooling and Parts. With the advent of Platform team and simultaneous engineering methods, the Company has become responsible for the design and manufacture of both the prototype tooling, the final production tooling and specifies the final production process. Prototype tooling and parts are utilized during the design phase of new models which the automobile manufacturers use to validate the fit and function of the respective components and assemblies and the repeatability of the respective production processes. The parts manufactured from prototype tools are also often used in crash testing.

    Typically, prototype tools associated with the primary metal forming operations are manufactured from an alloy casting or mild steel and subsequently machined using the mathematical data base and related Computer Numerically Controlled ("CNC") programs. After machining, the prototype tools are assembled and tested to validate the integrity and repeatability of the final manufacturing process. The results of the validation process are incorporated into the mathematical data base which will then be used to manufacture the final production tools. After testing the primary forming operations, prototype parts are manufactured using special means such as computerized laser cutting machines to trim off excess scrap and to incorporate various slots and holes. These parts are then sent to the automobile manufacturers for further testing and evaluation. The results of this testing and evaluation may require the incorporation of additional design and manufacturing process modifications.

MANUFACTURING

    Traditionally, the die manufacturing process was comprised of various manual steps performed by craftsmen. After being awarded a contract, the Company would be presented with a wooden model of the part to be produced. From the model, plaster tooling aids were constructed. The plaster tooling aids were then traced and cut into steel. The steel was then ground, usually quite extensively, by hand to fit. Validation was also done by hand by measuring specific points on the die face and comparing these to the original design blueprints. Today, with the Company's technology, the design and most of the manufacturing process is computer-driven, which increases accuracy and reduces the time required to produce a set of stamping dies. The process starts when the Company is assigned to a new Platform team and simultaneous engineering begins. An electronic "model" of the part to be produced is transmitted directly to the Company by transferring design information electronically or sent on computer disk represented as a mathematical database. Company engineers use the mathematical database to generate computer-aided die designs and die face cutter path programs. These cutter path programs are used by the tool makers and machinists to manufacture the inner workings of the tool. Most material is removed and the cutting is done by CNC machine tools which utilize the computer-generated cutter path programs. Depending on the complexity of the tool, a prototype may be manufactured to prove-out the manufacturing process or to provide actual parts for crash testing and to test fit and function. Finally, after the die is constructed, it is evaluated statistically for process repeatability and dimensional validation on the Company's Coordinate Measuring Machine, or CMM. The Company believes, based upon experience and customer discussions, that it is one of a very few North American die suppliers and manufacturers that are able to routinely, and across their product line, completely computer integrate the mathematical database throughout the entire die design, manufacture and validation process at their own facilities. During this automated validation process, the tool is statistically compared to the mathematical database. Having the optimum size and quantity of tryout presses is an important aspect of the construction and validation process, and the Company has therefore invested heavily to ensure its capability in this area.

    On average, 10 months elapse from the time the Company is awarded a contract until the final set of dies is shipped to the customer. The OEMs are facing growing pressure to reduce the time required to introduce a new car model. For example, Chrysler has historically needed three years, on average, to introduce a new model. However, the last small car introduced by Chrysler was introduced in only 31 months. To meet shorter time frames, OEMs are relying more heavily on simultaneous engineering and integrating suppliers more closely into the design process. This trend helps the Company by requiring more direct relationships between the OEMs and its suppliers such as the Company.

    The steel, castings and other components utilized by the Company in the manufacturing process are available from many different sources and the Company is not dependent on any single source.

MARKETING AND SALES

    The Company's marketing emphasis is on Chrysler, Ford and General Motors and their tier one suppliers. The Company maintains excellent relationships with Chrysler, Ford and General Motors which directly accounted for about 60% of the Company's revenues in 1997. For the year ended August 31, 1997, Chrysler, Ford, General Motors and their tier one suppliers accounted for approximately 85% of the Company's revenues.

    With the growing use of simultaneous engineering, the Company's marketing goal is to be assigned early to the new model Platforms. As one of only a few technically proficient suppliers assigned to a Platform, the Company's opportunity to win business for a new model is greatly enhanced. The Company works to achieve preferred supplier status with its customers to further increase its chances of being assigned to new model Platforms.

    Sales efforts are conducted primarily by Company's Vice President of Sales, President, senior management and project management personnel. Frequent contact is made with the domestic automobile manufacturers and their purchasing agents, Platform managers and tier one suppliers. When the Company has been assigned to a new model Platform Team, the Platform Team manager is contacted to determine those parts and assemblies that will be assigned to various required suppliers. During the design phase, the Company recommends process and design changes to improve the cost and quality of the product. Generally, when the Company is assigned to a Platform Team, orders are obtained directly and without a formal bid process. The Company maintains a comprehensive computer database with historical information regarding dies it has previously manufactured. This assists the Company in quoting prices for dies and enables it to respond to most quotation requests quickly. If the customer decides to accept the Company's quotation, a purchase order is issued subject to price adjustments for engineering changes requested by the customer. Where no Platform Team is assembled, the Company bids on specific tooling assignments, and bids are awarded on a competitive basis among a small group of qualified suppliers.

    For business done with tier one suppliers, the Company's sales process follows a more traditional process. The Company typically receives a package or request for quotation from the tier one supplier and is less involved in the design process of the part to be manufactured. Bids are generally awarded based on technological capability, price, quality and past performance.

    During 1997, the Company entered into a marketing agreement with Jake International, an international sales and marketing firm, to serve as the Company's exclusive sales agent in various international markets. The agreement provides Jake International exclusive marketing of the Company's services and products to all automotive companies and suppliers in Brazil and Mexico, excluding General Motors do Brasil until October 15, 1997. Prior to this agreement, the Company had done no marketing of the Company's services and products to automotive companies and suppliers in these markets.

BACKLOG AND SEASONALITY

    The Company's backlog of awarded contracts, of which all are believed to be firm, was approximately $17.0 million and $11.8 million as of October 31, 1997 and 1996, respectively. Of the October 31, 1997 contract backlog, the Company expects all backlog contracts will be reflected in sales during fiscal years ended August 31, 1998 and 1999. The Company's sales of stamping dies do not follow a seasonal pattern; however, the timing of new model introductions and existing model restyling ("facelifts" and "redos") tooling programs are dependent on Chrysler, Ford and General Motors and their strategy of accelerating the introduction of new models.

COMPETITION

     Large, complex automotive stamping dies are manufactured primarily by three supplier groups: a) domestic independent tool and die manufacturers, b) foreign independent tool and die manufacturers, and c) captive or in-house tool and die shops owned and operated by the OEMs.

    The independent (both domestic and foreign) tool and die manufacturers have experienced a significant reorganization over the past five years as the industry has consolidated. Management believes that during this period, the independent domestic supplier base (those with sales of at least $15 million) was reduced significantly and that fewer than 6 such independent domestic suppliers remain today. Management believes that these 6 competitors have begun to utilize portions of the technology utilized by the Company. Further, significant barriers to entry reduce competition in the large-scale die market. The industry is highly capital intensive and technically complex. Attracting and retaining employees skilled in the use of advanced design and manufacturing technology is a multi-year process. Finally, a new competitor would most likely lack much of the credibility and historical customer relationships that can take years to develop.

    Based upon the responses of 84 sheet metal die manufacturing companies to a 1996 survey by the National Tooling and Machining Association, the annual domestic independent production of tools and dies exceeds $662,000,000, as compared to $528,000,000 in a 1995 survey. Of those respondents only 18 reported average annual sales in excess of $10 million. Based upon the study and the Company's independent knowledge of its direct competitors, the Company believes it is among the 6 largest independent suppliers and that no one supplier is dominant.

    Finally, the OEMs maintain in-house, captive tool and die capacity to meet a portion of their needs. General Motors maintains the largest captive capacity and, based on estimates from various trade publications, supplies an estimated 75-80% of its own die construction needs. Ford produces approximately 50% and Chrysler 25% of their own respective needs. Independent suppliers like the Company tend to have a competitive advantage over the OEMs' in-house die shops due to the OEMs' higher cost structure.

    The Company designs, develops and manufactures custom large scale metal stamping die systems used in the high speed production of sheet metal stamped parts and assemblies for the automobile industry. The Company incorporates its knowledge of integrated computer technologies with the design and manufacture of metal stamping die systems resulting in solutions that address the specific manufacturing requirements of its main customers, Chrysler, Ford and General Motors, the three largest domestic automobile manufacturers, and their tier one suppliers of sheet metal stamped parts and assemblies.

    Management has strategically positioned the Company as one of North America's most technologically advanced independent suppliers of metal stamping die systems utilizing a totally computer integrated process for the design, manufacture and validation of its products. The Company should continue to benefit from current trends in the global automotive industry which require continuous quality improvement, simultaneous engineering and development, and increasing reliance on a select number of suppliers capable of utilizing computer integrated technology to develop new automobile models. Examples of parts made from die systems recently developed and manufactured by the Company include; the Ford Explorer and F-Series truck bumper system, Jeep Wrangler door panels and wheels, Chrysler Neon and mini-vans structural body components, Chrysler LH roof panels, Ford Navigator frame systems, Ford HN 80 truck panels, as well as aluminum body panels for the Paccar semi-tractor vehicle.

    By transferring the design information electronically, the Company communicates directly with the OEMs' design and development centers regarding specific product and manufacturing information necessary to develop a custom manufacturing system for each respective part. This digital data base is incorporated in each phase of the design, manufacture and inspection process for both the prototype and production tooling systems, ensuring high quality repeatable processes. Electronically linking the Company to the OEMs' design and development centers enables significant reductions in product development lead time and cost.

EMPLOYEES

    The Company's work force consists of approximately 140 full-time employees, of which approximately 34 are salaried managerial and engineering personnel. The balance are hourly employees engaged in manufacturing and indirect labor support. Included among these hourly workers are approximately 100 skilled tradesmen who are either journeymen tool and die makers or machinists. None of the Company's employees are covered by a collective bargaining agreement. The Company has not experienced any work stoppages and considers its relations with its employees to be good. The Company has a discretionary contribution 401K plan. The Company has no contingent pension liabilities arising from any defined benefit plan.

PROPERTIES

    The Company's facilities are located in Grand Rapids, Michigan and consist of approximately 178,000 square feet of space of which 28,000 square feet is utilized for office, engineering and employee service functions, 98,000 square feet is dedicated to the Company's tooling production and 52,000 square feet is under a four-year sublease to an unaffiliated tenant. Constructed in 1989, the facility is leased with a lease term of 20 years. The facility lease provides for annual payments of $934,500 plus an escalation of base rent of 1% for each of the first ten years and 2% for each of the second ten years. The Company has a purchase option on the building at the fair market value beginning in November 1996. The sublease requires annual lease payments of $216,000 commencing August 1, 1994 through July 1, 1996 with annual lease payments of $224,724 commencing August 1, 1996 through July 1, 1998. The sublease has two renewal options for two years each with annual lease payments of $231,468 and $238,412, respectively. The sublease also requires the subtenant to pay 33.7% of common operating expenses of the facility.

LEGAL PROCEEDINGS

    The Company is a plaintiff in an action against Fred Borsini, Herbert Keeler and Durametallic Corporation, a Delaware corporation, with Kenneth K. Rieth, Arlene Morris and Riviera Holding Company, a Michigan corporation wholly owned by Kenneth K. Rieth, as co-plaintiffs, filed July 22, 1994, in the Kent County Circuit Court, Grand Rapids, Michigan, Case No. 94-2809-CZ. In July of 1992, the Company contributed machinery, equipment, inventory, work-in-process and receivables related to the business of building plastic injection molds to a joint venture that then became known as Leap Technologies, Inc. Defendants in this action contributed all of the stock of a mold builder then known as Leap Technologies, Inc. The Company contributed assets valued at $5.4 million, the new entity assumed debts in the amount of $3.7 million, and the Company received $1.7 million of preferred stock in the new entity. The Company alleges that the status of the business contributed by the defendants was fraudulently represented to it and the defendants are therefore liable to the Company for all losses sustained as a result of the failure of the venture. The Company is asking for return of its investment plus the additional damages it incurred in the process of liquidating the venture. Management believes that approximately $3,000,000 of damages has been identified, however, the damage evaluation is incomplete. One defendant has counterclaimed for breach of representations by the Company without specifying any amount of damages. The Company is not currently involved in other legal proceedings other than ordinary or routine proceedings incidental to its operations. In the opinion of management, no existing proceedings, including the matter involving Leap Technologies, Inc., would have a significant effect on the financial condition, results of operations and cash flows of the Company if determined against the Company.

                                   MANAGEMENT

         The following table sets forth the names of and certain other information concerning the executive officers and directors of the Company.

                                                                                                       PERCENTAGE OF
                                                                                         SHARES OF      TOTAL COMMON
                                                                                           COMMON       STOCK OF THE
                                                                                           STOCK          COMPANY
                                                                                        BENEFICIALLY    BENEFICIALLY
                                                   POSITIONS AND OFFICES                OWNED AS OF     OWNED AS OF       TERM
     NAME AND YEAR FIRST                        WITH THE COMPANY AND OTHER              NOVEMBER 30,    NOVEMBER 30,       TO
      BECAME A DIRECTOR        AGE                 PRINCIPAL OCCUPATIONS                    1997            1997         EXPIRE
----------------------------------------------------------------------------------------------------------------------- ----------

Kenneth K. Rieth (1980)......  38   President and Chief Executive Officer of the          605,000(1)         34.5%          1999
                                    Company............................................

Leonard H. Wood (1988).......  55   Vice President and General Manager of the Company..       500               *            1998

Peter C. Canepa..............  39   Chief Financial Officer, Treasurer and ............     5,000               *              _
                                    Secretary of the Company

John C. Kennedy (1988).......  39   Principal owner, Director and President                 8,333(2)            *            1997
                                    Autocam Corporation ...............................

Thomas H. Highley (1997).....  55   President and Chief Executive Officer                       -               -            1997
                                    The Empire Company, Inc............................

Thomas R. Collins (1995).....  54   Controller, Hayes Wheels International, Automotive          -               -            1998
                                    Brake Division.....................................

John R. Kinstler (1988)......  48   Vice President, Hayes Wheels International,                 -               -            1999
                                    Fabricated Wheel Division..........................
                                                                                         --------           -----

         All Directors and Executive Officers as a group (7 persons)...................   618,833            35.1%
                                                                                         ========           =====

------------

*  Beneficial  ownership  of  less  than  1% of the class.

(1) Riviera Holding Company, 100% owned by Kenneth K. Rieth, President and CEO of Riviera Tool Company, owns the Common Stock of Riviera Holding Company.

(2) Mr. Kennedy owns 500 shares of the Company's 8% Convertible Preferred Stock (less than 1% of such preferred stock outstanding), convertible at any time into common stock at $6.00 per share. For purposes of calculating the percentage of outstanding shares owned by Mr. Kennedy and the group, these shares are deemed to be converted by Mr. Kennedy.

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below is each Director's name, date he became a Director and a brief account of the business experience of each Executive Officer and Director during the past five years.

KENNETH K. RIETH - 1980

    Mr. Rieth has been a principal owner and President of Riviera Tool Company since 1980. Mr. Rieth has served as a Director of Autocam Corporation, a designer and manufacturer of close tolerance, specialty metal alloy components for the automotive, electronic and computer industries since 1991.

LEONARD H. WOOD - 1988
    Mr. Wood has been a Vice President of the Company since 1985. Prior to that time, he was Project Manager with American Motors Corporation.

PETER C. CANEPA
    Mr. Canepa has been with the Company since March of 1994 as the Chief Financial Officer, Secretary and Treasurer. Prior to that time, he was Chief Financial Officer, Treasurer and Director of Frost, Incorporated, a Michigan corporation, a manufacturer of material handling systems components, for more than three years.

JOHN C. KENNEDY - 1991
     Mr. Kennedy has been a principal owner, Director and President of Autocam Corporation, a designer and manufacturer of close tolerance, specialty metal alloy components for the automotive, electronic and computer industries since 1988.

THOMAS R. COLLINS - 1988
    Mr. Collins has been Controller of the Automotive Brake Division of Hayes Wheels International, Inc. since July, 1996. Prior to that time, he was Vice President, Treasurer and Chief Financial Officer of Motor Wheel Corporation, a designer and producer of wheels and brakes for the automotive and commercial highway markets, since 1991. Prior to 1991, he was Comptroller and held other various positions at Motor Wheel Corporation.

JOHN R. KINSTLER 1988
    Mr. Kinstler has been Vice President of Engineering of the Fabricated Wheel Division of Hayes Wheels International, Inc., since May, 1996. Prior to that time, he was Vice President of Manufacturing of Motor Wheel Corporation since 1992. He was Executive Vice President of Engineering and Quality from 1989 through 1992 and Vice President of Engineering from 1985 through 1989 of Motor Wheel Corporation.

THOMAS H. HIGHLEY 1997
    Mr. Highley has been President and CEO of The Empire Company, Inc., a distributor of residential and commercial millwork products, since 1991.

    The Company has agreed to use its best efforts to elect a person designated by National Securities Corporation, the managing underwriter for its initial public offering, to the Company's Board of Directors. National Securities Corporation has not designated a person for this position as of this date.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Company has a standing Audit Committee. The current members of the Audit Committee are Messrs. John C. Kennedy and Thomas H. Highley. During fiscal year ended August 31, 1997, the Audit Committee held one meeting. The duties of the Audit Committee are briefly: recommending to the Board of Directors the retention or discharge of the independent public accountants; reviewing the arrangements and scope of the audit and non-audit engagements and the compensation of the independent public accountants; reviewing with the independent public accountants and the Company's financial officers the adequacy of the Company's internal financial controls; and reviewing major changes in accounting policies.

     The Company has a standing Compensation Committee. The current members of the Compensation Committee are Messrs. John R. Kinstler, Thomas H. Highley, and Thomas R. Collins. The duties of the Committee recommending to the Board of Directors the remuneration arrangements for Kenneth K. Rieth, President and Chief Executive Officer of the Company and granting stock options under the Company's 1996 Stock Option Plan. During fiscal year ended August 31, 1997, the Compensation Committee held no meetings.

     The Company has no nominating committee the functions of which are performed by the Board of Directors.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation of Directors

    The Company pays each Director who is not a Company employee or an employee of a 10% or more shareholder a fee of $5,000 per year. During fiscal year ended August 31, 1997, the Company paid $5,000 of Directors fees to Messrs. Kennedy and Highley.

Summary Compensation Table

    The following table sets forth the total compensation earned by each of the Company's Executive Officers during the fiscal years ended August 31, 1995, 1996, and 1997 for services rendered to the Company in all capacities during such years.


                                                                                       ANNUAL COMPENSATION(1)
                                                                   -----------------------------------------------------------
                                                                                                    OTHER           ALL
                                                           FISCAL                                   ANNUAL         OTHER
 NAME AND PRINCIPAL POSITION                                YEAR      SALARY        BONUS       COMPENSATION(2) COMPENSATION(4)
 -----------------------------------------------------------------------------------------------------------------------------
 Kenneth K. Rieth.......................................    1997      $ 150,800(3)  $  64,798 (3)  $      -0-     $    1,264
 President, CEO and Director                                1996        150,800           -0-             -0-          1,267
                                                            1995        150,800           -0-             -0-          1,233

 Leonard H. Wood........................................    1997      $ 129,700     $     -0-      $    7,291     $    1,421
 Vice President, General Manager and Director               1996        124,800           -0-           7,291          1,425
                                                            1995        124,800           -0-           7,291          1,326



 Peter C. Canepa........................................    1997      $ 112,500     $  69,789      $      -0-     $      -0-
 Secretary, Treasurer and CFO                               1996        110,500           -0-             -0-            -0-
                                                            1995        110,500           -0-             -0-            -0-

--------------
(1) Does not include any value that might be attributable to job-related personal benefits, the annual value of which has not exceeded the lesser of 10% of annual salary plus bonus or $50,000 for each executive officer.

(2) Represents the dollar value of the premiums paid by the Company for life insurance policy maintained in of respect an Executive Deferred Compensation Plan agreement with Mr. Wood. This Agreement provides that upon death, disability or retirement from service after reaching age 65, the employee or his heirs and assigns will receive $50,000 per year for five consecutive years. For each year that employment with the Company is terminated, for any reason, prior to September 1, 1999, the benefit will be reduced by 10% or $5,000 per year.

(3) The Company has an Employment Agreement with Kenneth K. Rieth pursuant to which Mr. Rieth will continue to serve as the Chief Executive Officer and President of the Company. The term of the agreement is for a period of three years beginning September 1, 1996. Pursuant to the agreement with Mr. Rieth, the Company will pay Mr. Rieth a base salary of $150,800 and a bonus of not less than 3.5% of the Company's income before taxes.

(4) Amounts contributed to the 401(k) plan maintained by the Company for its employees generally.

     The Company's Board of Directors has given Mr. Rieth the authority to set the compensation for senior management.

1996 Stock Option Plan

    The Company's 1996 Stock Option Plan (the "Option Plan") was adopted by the Board of Directors and approved by the shareholders on October 31, 1996. Under such Option Plan no options were issued or granted during the year ended August 31, 1997. The purpose of the Option Plan is to make options available to employees of the Company to give them a greater personal interest in the success of the Company and an added incentive to continue their employment. Employees of Riviera Holding Company are not eligible to participate in the Option Plan. Two Hundred Fifty Thousand shares of Common Stock are reserved for issuance under the Option Plan and the options are intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended.

    The Option Plan is administered by the Compensation Committee. Options granted under the Option Plan are not transferable by the optionee other than by will or the laws of descent and distribution. Each option is exercisable during the lifetime of the optionee and so long as the employee does not engage in activity in competition with or contrary to the interests of the Company. No option may be granted under the Option Plan after August 31, 2006.

    The exercise price of options granted under the Option Plan cannot be less than the fair market value of the underlying shares on the option grant date. The terms of each option and the manner in which it may be exercised will be determined by the administrator subject to the requirement that no option may be exercisable more than ten years after the option grant date. With respect to any option granted to a participant who owns, or is deemed to own, stock possessing more than 10% of the voting rights of the Company's outstanding capital stock at the option grant date, the exercise price of the option must be at least equal to 110% of the fair market value on the date of grant and the option may not be exercisable more than five years after the option grant date. Under the terms of the Option Plan, the aggregate fair market value of the Common Stock (determined at the date of the option grant) underlying options granted to any employee and exercisable in any single year may not exceed $100,000.

Retirement Savings Plan

    The Company has a profit-sharing plan that covers substantially all employees (the "Plan"). The Plan includes a 401(k) deferred compensation option. It is the Company's policy to fund profit-sharing costs accrued on an annual basis. The Plan, as established, allows for discretionary contribution as determined annually by the Company's Board of Directors. No discretionary contribution has been made for 1995, 1996, or 1997.

    Part of the Plan includes a retirement savings plan qualified under Internal Revenue Code Section 401(k) in which all full-time employees may participate. Contributions are made to the plan by participants electing to defer portions of their regular compensation. Amounts elected to be deferred within certain statutory limits (currently $9,500 per year) are not taxable to the participant. The Company matches and contributes up to 15% of the employee's contribution to the 401(k) Plan, up to 2% of the employee's annual wage.

    The Company's 8% Cumulative Preferred Stock (not the 8% Cumulative Convertible Preferred Stock now outstanding) was all owned by the Plan. All outstanding shares were redeemed prior to July 1, 1997 together with payment of all unpaid dividends.

    Under the Plan, benefits are payable in a lump sum upon termination of employment with the Company for any reason.

SHAREHOLDERS AGREEMENT

    Riviera Holding Company and Motor Wheel had a written Shareholders Agreement which was terminated in October 1997 (the "Shareholders Agreement"). It provided that they would unconditionally and irrevocably vote their respective shares of Common Stock jointly in structuring the Company's Board of Directors into a board consisting of seven members divided into three classes, two classes consisting of two members and one class consisting of three members. Under the agreement Riviera Holding Company was entitled to designate three directors and Motor Wheel to designate two directors. Both parties agreed unconditionally and irrevocably to vote all of their respective shares of Common Stock in favor of the persons so designated by each party as directors. The remaining members of the Board of Directors (two directors) could be nominated by any person; however, Motor Wheel and Riviera Holding Company had agreed to vote together on nominees for these positions. Voting on all other matters was in the sole discretion of the shareholder. Under such Shareholder Agreement, Riviera Holding Company had designated as directors Messrs. Rieth, Wood, and Kennedy whereas Motor Wheel had designated Messrs. Kinstler and Collins. Mr. Highley was elected by the agreement of Motor Wheel and Riviera Holding Company.

    Pursuant to the Shareholders Agreement, Motor Wheel had granted Riviera Holding Company an option to purchase all the shares of the Company owned by Motor Wheel. The option was exercisable at a purchase price of $3.0 million, or $4.11 per share, payable within 30 days after notice of exercise. Riviera Holding Company assigned its rights pursuant to this option to the Company. In October,1997, the Company issued and sold 80,000 shares of 8% Cumulative Convertible Preferred Stock at $100.00 per share. With a portion of the proceeds from this sale, the Company exercised its option to purchase and retired all 730,000 shares of common stock held by Motor Wheel Corporation for $3.0 million or $4.11 per share. The Shareholders Agreement was then terminated.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During fiscal 1997 and prior to the Company's initial public offering, the Board of Directors, then consisting of Directors Kennedy, Wood, Kinstler, Collins and Rieth, had the responsibility of setting executive compensation. The Compensation Committee of the Board of Directors consisting of Directors Collins, Kinstler and Highley was formalized on April 16, 1997 and has assumed that responsibility. Mr. Rieth serves as President and Chief Executive Officer of the Company and serves on the Board of Directors of Autocam Corporation, where Mr. Kennedy is President, Chief Executive Officer and also a member of the Board of Directors. Mr. Rieth also served on the Compensation Committee of Autocam Corporation until August 1995.

    The Company previously had a contract with Motor Wheel relating to the performance of engineering for and construction of dies to be purchased by Motor Wheel. This contract was terminated October 31, 1996, effective December 31, 1995. Mr. Kinstler, a director of the Company, is Vice President of the Fabricated Wheel Division of Hayes Wheels International,

Inc., the Parent Company of Motor Wheel. Mr. Collins, a director of the Company, is Controller of the Automotive Brake Division of Hayes Wheels International, Inc., the Parent Company of Motor Wheel. Motor Wheel then owned 29.6% of the outstanding Common Stock of the Company. The contract with Motor Wheel provided that the Company would quote such services to Motor Wheel at hourly rates not greater than it had on file with or was actually quoting to any automobile manufacturer. Motor Wheel was required to purchase not less than 155,000 hours of such work, as defined by the contract, or, if less, 85% of its entire domestic consumption of such services if domestic consumption was less than 182,500 hours in any year. In that event, Motor Wheel was required to purchase its foreign consumption of such services from the Company if the Company was competitive in price, quality and delivery. Motor Wheel paid to the Company $72,245 and $246,011 during fiscal 1996 and 1995, respectively, resulting from its having used less than the 155,000 hour minimum. The contract was to terminate on December 31, 1998 and could have been extended for two additional five year terms by Motor Wheel. Pursuant to the Shareholders Agreement between Motor Wheel and Riviera Holding Company dated October 31, 1996, such die construction supply contract was terminated effective December 31, 1995. As a result, no under utilization charges will be received by the Company for any period after December 31, 1995.

    Pursuant to the Shareholders Agreement, Motor Wheel had granted Riviera Holding Company an option to purchase all the shares of the Company owned by Motor Wheel. The option was exercisable at a purchase price of $3.0 million, or $4.11 per share, payable within 30 days after notice of exercise. Riviera Holding Company assigned its rights pursuant to this option to the Company. In October,1997, the Company exercised this option. See "Shareholder Agreement" below.

    Riviera Holding Company, owned 100% by Kenneth K. Rieth, had pledged all of its shares of the Company to NBD Bank in connection with commercial lending arrangements not related to the Company. The pledge was terminated effective with the Company's initial public offering, March 4, 1997, pursuant to a settlement agreement between Riviera Holding Company, NBD Bank and Kenneth K. Rieth. Under such settlement agreement, NBD Bank received 125,000 shares of the Common Stock of the Company from Riviera Holding Company, owned 100% by Kenneth
K. Rieth, a pledge by co-plaintiffs Kenneth K. Rieth, Arlene Morris, Riviera Holding Company and the Company of all proceeds of the legal action against Fred Borsini, Herbert Keeler and Durametallic Corporation, and a pledge by the Company of $1,000,000 of existing Key Man life insurance on Kenneth K. Rieth. The pledges were terminated and all obligation to NBD Bank by the Company was released on December 2, 1997.

    The Company, on October 31, 1996, declared a preferential dividend on the shares of common stock of the Company owned by Riviera Holding Company to pay the income tax payable by Riviera Holding Company as a result of the lapse of options by Motor Wheel to purchase common stock owned by Riviera Holding Company and as a result of the dividend itself. In May, 1997 the Company paid this $90,000 dividend to Riviera Holding Company.

    The Company believes that the transactions described above were at prices and terms which were no less favorable to the Company than would have been available in similar transactions with unaffiliated third parties. The policy of the Company is that proposed transactions with affiliates of the Company must have the prior approval of a majority of the disinterested members of the Board of Directors and be made on terms no less favorable to the Company than could be obtained from unaffiliated parties.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's articles of incorporation and bylaws provide for indemnification of directors and officers. The Company believes that such indemnification will assist the Company in continuing to attract and retain talented directors and officers in light of the growing risk of litigation directed against directors and officers of publicly held corporations. The Company's articles of incorporation and bylaws provide that the Company shall indemnify each person who may serve or who has served at any time as director or officer, or who at the request of the Board of Directors of the Company may serve or at any time have served as director or officer of another corporation or enterprise, and his or her respective heirs, administrators, successors and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees, and amounts paid in settlement (before and after suit is commenced), actually and reasonably incurred by such person in connection with the defense or settlement of any claim, action, suit, or proceeding in which he or she is made a party, or is a party, or which may be asserted against him or her in any event, by reason of being or having been director or officer of the Company or any such other corporation or enterprise, if he or she acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, or its shareholders, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was not unlawful. Payment indemnification requires approval of the shareholders not parties or threatened to be made parties to the proceeding or by the majority of a quorum or committee of the Board of Directors as defined in the Michigan Business Corporation Act. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, by-law, agreement, vote of Shareholders or otherwise.

    The Michigan Business Corporation Act permits Michigan corporations to limit the personal liability of directors for a breach of their fiduciary duty. The Company's articles of incorporation limit liability to the maximum extent permitted by law. The Company's articles of incorporation provide that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of the director's fiduciary duty. However, it does not eliminate or limit the liability of a director for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled, (2) intentional infliction of harm on the Company or its shareholders, (3) declaring an unlawful distribution, or (4) an intentional criminal act. As a result of this provision, shareholders of the Company may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct.

    Insofar as indemnification for liabilities arising under the Securities
Act of 1933, as amended (the "Act") may be permitted to underwriters or to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                            PRINCIPAL SHAREHOLDERS

    The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of November 30, 1997 by persons known by the Company to own more than 5% of the Company's Common Stock.
Beneficial ownership includes both voting and investment power.


                                                                                                      SHARES
                                   NAME AND ADDRESS                                             BENEFICIALLY OWNED
                                   ----------------                                      ----------------------------------
                                                                                              NUMBER           PERCENT
                                                                                              ------           -------
Kenneth K. Rieth........................................................................    605,000(1)          34.5%
5460 Executive Parkway SE, Grand Rapids, MI  49512

Heartland Advisor, Inc..................................................................    351,400(2)          18.0%
790 N. Milwaukee Street, Milwaukee, WI  53202

Wellington Management...................................................................    308,333(3)          16.3%
75 State Street, Boston, MA 02109

Pioneer Management Corporation..........................................................    200,000(4)          10.2%
60 State Street, Boston, MA  02109

Schaenan & Fox Capital Management, Inc..................................................    171,900              9.8%
200 Park Avenue, New York, NY  10166

Kennedy Capital Management, Inc.........................................................    178,108(5)           9.2%
10829 Olive Boulevard, St. Louis, MO  63141

Deltec Asset Management Corporation.....................................................    158,333(6)          8.28%
535 Madison Avenue, New York, NY  10022

William Harris Investors, Inc...........................................................    138,667(7)           7.4%
2 North LaSalle Street, Chicago, IL 60602

ROI Capital Management..................................................................    100,000(8)           5.4%
17 E. Sir Francis Drake Boulevard, Larkspur, CA  94939


(1) Riviera Holding Company, 100% owned by Kenneth K. Rieth, President and CEO of Riviera Tool Company, owns the Common Stock of Riviera Holding Company.
(2) Includes 195,000 shares of Common Stock which may be acquired immediately through the conversion of 8% Cumulative Convertible Preferred Stock at $6.00 per share. For purposes of calculating the percentage of outstanding shares of Common Stock owned by this person these shares are deemed to have been converted and owned by this person.
(3) Includes 133,333 shares of Common Stock which may be acquired immediately through the conversion of 8% Cumulative Convertible Preferred Stock at $6.00 per share. For purposes of calculating the percentage of outstanding shares of Common Stock owned by this person these shares are deemed to have been converted and owned by this person.
(4) Includes 200,000 shares of Common Stock which may be acquired immediately through the conversion of 8% Cumulative Convertible Preferred Stock at $6.00 per share. For purposes of calculating the percentage of outstanding shares of Common Stock owned by this person these shares are deemed to have been converted and owned by this person.
(5) Includes 178,108 shares of Common Stock which may be acquired immediately through the conversion of 8% Cumulative Convertible Preferred Stock at $6.7375 per share. For purposes of calculating the percentage of outstanding shares of Common Stock owned by this person these shares are deemed to have been converted and owned by this person.
(6) Includes 158,333 shares of Common Stock which may be acquired immediately through the conversion of 8% Cumulative Convertible Preferred Stock at $6.00 per share. For purposes of calculating the percentage of outstanding shares of Common Stock owned by this person these shares are deemed to have been converted and owned by this person.
(7) Includes 116,667 shares of Common Stock which may be acquired immediately through the conversion of 8% Cumulative Convertible Preferred Stock at $6.00 per share. For purposes of calculating the percentage of outstanding shares of Common Stock owned by this person these shares are deemed to have been converted and owned by this person.
(8) Includes 100,000 shares of Common Stock which may be acquired immediately through the conversion of 8% Cumulative Convertible Preferred Stock at $6.00 per share. For purposes of calculating the percentage of outstanding shares of Common Stock owned by this person these shares are deemed to have been converted and owned by this person.
(9) Includes 8,333 shares of Common Stock which may be acquired immediately through the conversion of 8% Cumulative Convertible Preferred Stock at $6.00 per share. For purposes of calculating the percentage of outstanding shares of Common Stock owned by this person these shares are deemed to have been converted and owned by this person.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 200,000 shares of preferred stock of which 80,000 shares have been designated as 8% Cumulative Convertible Preferred Stock and all 80,000 of which are issued and outstanding. Additionally, the Company has authorized 1,425 shares of 8% Cumulative Preferred Stock, which were issued and subsequently redeemed and none of which are currently outstanding. Finally, the Company has 9,798,575 shares of Common Stock authorized, of which 1,755,000 shares are currently issued and outstanding. See "Management" and "Principal Shareholders." Pursuant to Michigan corporate law, the capital stock of the Company has no par value.

PREFERRED STOCK

    The terms of the unissued shares of preferred stock, or any series thereof, may be determined from time to time by the Board of Directors. Such shares may be convertible into Common Stock and may be superior to the Common Stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges. Shares of preferred stock may be issued from time to time by authorization of the Board of Directors of the Company without the vote of holders of the Common Stock. The issuance of such preferred stock could be used, for example, in certain circumstances to render more difficult or to discourage a merger, tender offer or proxy contest or a removal of incumbent management. The Company has no present plans to issue any shares of preferred stock.

8% CUMULATIVE PREFERRED STOCK (REDEEMED)

    If issued, holders of the 8% Cumulative Preferred Stock (the "Redeemable Preferred Stock") could vote only on such matters where voting as a class is required by law to authorize an action. All outstanding shares of this stock in the past were owned by the Company's qualified retirement plan. A dividend of $8.00 per share is payable on each July 31 to the holder of each share of such stock and no other dividends can be paid until all such dividends have been paid for all periods during which the Redeemable Preferred Stock is outstanding. No other dividends are payable in respect of the Redeemable Preferred Stock. Any outstanding Redeemable Preferred Stock may be redeemed at any time by the Board of Directors for the price of $100 per share. Upon redemption, all unpaid dividends must also be paid on a pro rata basis through date of redemption. In the event of liquidation of the Company, holders of shares of Redeemable Preferred Stock, if any, would be entitled to receive, prior to the holders of shares of all other stock of the Company, ratably an amount up to $100 per share plus all unpaid and accrued dividends to the date of payment. Holders of Redeemable Preferred Stock would have no conversion rights and are not entitled to any preemption or subscription rights. No shares of Redeemable Preferred Stock are currently outstanding.

8% CUMULATIVE CONVERTIBLE PREFERRED STOCK

     The holders of the 8% Cumulative Convertible Preferred Stock will possess no voting rights with respect to their Shares except where required by law and under the following circumstances:

(i) at whatever time or times dividends are not payable for two consecutive quarterly periods, the holders of the Shares have the right to elect one additional director who shall continue until all such accumulated dividends have been paid in full, or (ii) for so long as the Shares remain outstanding, the Company must obtain a vote of the holders of 66 2/3% of the then outstanding Shares to issue any class of stock ranking senior to the Shares as to dividends or distribution of assets on liquidation. Cumulative dividends shall be paid at an annual rate of 8% payable quarterly, in arrears, at a rate of $2.00 per share per quarter, commencing December 31, 1997. Upon liquidation, the Shares will be entitled to seniority to the extent of $100 per share plus cumulative dividends to the date of payment over the Common Stock and any other capital stock not given senior rights by the holders of the Shares. The Shares will be convertible into Common Stock at any time, and from time to time, in whole or in part, for the number of shares of Common Stock per share equal to $100 divided by $6.00 for 67,500 of the Shares and $6.7375 for 12,500 of the Shares. All Shares outstanding will be automatically converted into Common Stock when the average closing price for the Common Stock on the AMEX for 10 consecutive trading days is equal to or greater than $10 per share. The Company shall not be required to issue fractional shares in connection with any conversion and a cash payment shall be made in lieu thereof. The Shares will not be subject to call for redemption by the Company. The Company has agreed with the initial purchasers of the Preferred Stock that it will have a registration statement become effective under the 1933 Act covering the shares of Common Stock issuable upon conversion of the Preferred Shares by February 6, 1998 and use its best efforts to maintain such registration after its effective date until October 24, 1999. The Company must pay a penalty to the initial holders of the Preferred Stock at a rate of 2% per annum of the liquidation value of the shares held until a registration statement covering the Common Stock issuable upon conversion of the Preferred Stock is effective. See Note 2 of Notes to Financial Statements of the 1997 Audited Financial Statements.

COMMON STOCK

    Holders of Common Stock have one vote per share and a ratable right to the net assets of the Company in liquidation after payment of all amounts due to creditors and any holders of preferred stock. After payment of dividends or distributions to the holders of preferred stock, if any, holders of Common Stock participate ratably in dividends and distributions as may be declared by the Board of Directors from funds legally available therefor. See "Dividend Policy." Holders of Common Stock have no conversion rights and are not entitled to any preemptive or subscription rights. The shares of Common Stock currently outstanding are, and the shares to be issued pursuant to this Offering will be, duly authorized, validly issued, fully paid and nonassessable.

VOTING ON DIRECTORS

    The Company's by-laws provide that the Board of Directors is divided into three classes with each class elected for a three year term. The Board currently consists of six members. Shareholders do not have cumulative voting rights in the election of directors. Riviera Holding Company and Motor Wheel Corporation, which no longer owns any Common Stock, had an agreement with respect to the voting of their shares on Directors which provided that they would vote in concert to elect three members designated by Riviera Holding Company, two members designated by Motor Wheel and two additional members as they were to agree upon. Only one additional member had been agreed upon, Thomas H. Highley. This agreement terminated on October 10, 1997 when the stock of the Company owned by Motor Wheel Corporation was redeemed. Holders of the Preferred Stock possess the right to elect by majority vote of the outstanding shares one additional Director during such periods as two consecutive quarters of dividends remain unpaid.

OTHER PROVISIONS

    Chapter 7A of the Michigan Business Corporation Act. Under Chapter 7A of the Michigan Business Corporation Act (the "MBCA"), "business combinations" (defined to include, among other transactions, mergers, consolidations, certain dispositions of assets or shares, and certain recapitalizations) between certain corporations or their domestic subsidiaries and an "interested Shareholder" (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation's outstanding shares or an affiliate of the corporation which had such 10% ownership within the preceding two years) can only be consummated if approved by at least 90% of the votes of each class of the corporation's shares entitled to vote thereon and by at least two-thirds of such votes not held by the interested Shareholder or its affiliates, unless certain price and other conditions imposed by Chapter 7A are satisfied. The Board of Directors may elect to exempt business combinations with a particular interested shareholder from the requirements of Chapter 7A at any time before the interested shareholder attains that status.

    Chapter 7B of the Michigan Business Corporation Act. Under Chapter 7B of the MBCA, "control shares" (defined to mean shares, which when added to all other shares of the corporation owned by a person or with respect to which that person may exercise or direct the exercise of voting power, would entitle that person, immediately after the acquisition of the shares, to exercise or direct the exercise of voting power in the election of directors in excess of threshold levels of 20%, 33 1/2% or a majority of all voting power) acquired in a "control share acquisition" (defined to include the acquisition, directly or indirectly, by any person of ownership of or the power to exercise the voting power with respect to, issued and outstanding control shares) have the same voting rights as were accorded the shares before the control share acquisition only to the extent granted by resolution approved by the Shareholders of the corporation. To have such a resolution considered by the shareholders of the corporation, the acquiring person must deliver an "acquiring person statement" to the corporation and the Michigan Department of Commerce, Corporations, Securities and Land Development Bureau. To be approved by the shareholders, the resolution must be approved by a majority of the votes cast by the holders of the Common Stock and a majority of the votes cast by the holders of shares of each class or series entitled to vote thereon, excluding "interested shares" (defined to include shares held by the acquiring person or member of his group, an officer of the corporation and any director who is also an employee of the corporation). The practical effect of Chapter 7B of the MBCA is to require that a person making a tender offer for shares of a corporation condition the offer on shareholder approval of the person's right to vote the shares to be acquired.

    If authorized by the corporation's articles of incorporation or bylaws, control shares acquired in a control share acquisition with respect to which no acquiring person statement has been filed may be redeemed by the corporation at any time more than 60 days after the end of the control share acquisition at "fair value." If authorized by the corporation's articles of incorporation or bylaws, control shares acquired in a control share acquisition which are not accorded full voting rights may be redeemed by the corporation at "fair value." Unless otherwise provided in the corporation's articles of incorporation or bylaws, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired a majority of all voting power of the corporation, the shareholders of the corporation, other than the acquiring person, have dissenters' rights. "Fair value" means a value not less than the highest price paid per share by the acquiring person in the control share acquisition.

    The provisions of Chapter 7B automatically apply to the Company, although the Board of Directors or the shareholders may elect to remove the Company from the application of Chapter 7B. The Board has no plans to elect to remove such application and is not aware of any plans or proposals to do so. Further, none of the provisions discussed above has been included in the Company's Articles of Incorporation or Bylaws.

    The foregoing discussion concerning the provisions of the MBCA is qualified in its entirety by reference to such MBCA provisions.

SHAREHOLDER PROPOSALS

    Any proposal intended to be presented by a shareholder at a meeting of the Company's shareholders must be presented in writing to the Secretary of the Company at least 60 days prior to the date of the meeting for consideration by the shareholders at such meeting.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the shares of Common Stock of the Company is Continental Stock Transfer & Trust Company. Its telephone number is
(212) 509-4000.

                         SHARES ELIGIBLE FOR FUTURE SALE

    On this date and immediately following the completion of this Offering, approximately 605,000 shares of Common Stock will be held by Riviera Holding Company which is 100% owned by Kenneth K. Rieth. Such shares of Common Stock (herein referred to as "Restricted Shares") may not be sold unless they are registered under the Securities Act of 1933, are sold pursuant to an applicable exemption from registration, or sold within the volume limitations established by Rule 144 promulgated under the Act. Rule 144 restricts Riviera Holding Company to sales via brokers' transactions or to market-makers in an amount in any three months not in excess of the greater of 1% of the number of shares of Common Stock then outstanding or the average weekly trading volume for a four-week period prior to each such sale. In connection with the initial public offering of its Common Stock, Riviera Holding Company has agreed not to sell any of its Restricted Shares until March 4, 1999 without the consent of National Securities Corporation, the managing underwriter of the Offering ("National").

    In connection with its initial public offering, the Company issued warrants to National and affiliates, entitling them to purchase up to 101,000 shares of Common Stock ("National's Initial Warrant"). National's Initial Warrant is exercisable beginning March 4, 1998, expires four years later, and may not be transferred, assigned or hypothecated prior to March 4, 1998, but may thereafter be assigned to any successor, officer or partner of National Securities Corporation. National's Initial Warrant will be exercisable in whole or in part during that four year period at a price equal to $10.50 per share. National's Initial Warrant provides for adjustment in the exercise price in the event of certain mergers, acquisitions, stock dividends and capital changes. National's Initial Warrant grants to the holders thereof certain rights with respect to the registration under the Act of the securities issuable upon exercise of the warrant. In the event of the exercise of National's Initial Warrant, the Company has the right to redeem such warrants.

    In connection with its recent placement of 8% Cumulative Convertible Preferred Stock, the Company issued warrants to National and affiliates, entitling them to purchase up to 50,000 shares of Common Stock (the "Placement Agent's Warrant"). The Placement Agent's Warrant is exercisable beginning October 10, 1998, expires four years later, and may not be transferred, assigned or hypothecated for a period of one year following the date of its issuance, but may thereafter be assigned to any successor, officer or partner of the placement agent. The Placement Agent's Warrant will be exercisable in whole or in part during that four year period at a price equal to $10.00 per share. The Placement Agent's Warrant provides for adjustment in the exercise price of the Placement Agent's Warrant in the event of certain mergers, acquisitions, stock dividends and capital changes. The Placement Agent's Warrant grants to the holders thereof certain rights with respect to the registration under the Act of the securities issuable upon exercise of the Placement Agent's Warrant. National's Initial Warrant and the Placement Agent's Warrant are the Warrants exercisable for a portion of the Shares included in this Offering.

    In addition, the Company has issued warrants to purchase 30,000 shares of its Common Stock in connection with a consulting arrangement. This warrant is exercisable beginning March 4,

1998, expires four years later, and may not be transferred, assigned or hypothecated. This warrant will be exercisable in whole or in part during that four year period at a price equal to $10.50 per share for 15,000 shares and $14.00 per share for 15,000 shares. The warrant provides for adjustment in the exercise price in the event of certain mergers, acquisitions, stock dividends and capital changes. The warrant grants to the holder certain rights with respect to the registration under the Act of the securities issuable upon exercise of the warrant. In the event of the exercise of the warrants, the Company has the right to redeem it.

    No predictions can be made as to the effect, if any, that market sales of Common Stock or the availability of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                              SELLING SHAREHOLDERS

    The Shares being offered by the Selling Shareholders hereby are issuable by the Company to the Selling Shareholders upon conversion of the Preferred Stock and exercise of the Warrants. The Preferred Stock was issued by the Company 67,500 shares on October 10, 1997 and 12,500 on October 17, 1997 and the Warrants were issued for 151,000 shares of Common Stock by the Company 101,000 on March 7, 1997 in connection with the Company's initial public offering, and 50,000 on October 10, 1997 in connection with the placement of the Preferred Stock. The Preferred Stock may be converted at any time at a price of $6.00 per share for 67,500 shares and $6.7375 per share for 12,500 of the shares. The Warrants issued in March, 1997 may be exercised at an exercise price of $10.50 per share but may not be exercised until March 7, 1998 nor after March 7, 2002. The Warrants issued in October, 1997 may be exercised at an exercise price of $10 per share but may not be exercised until October 10, 1998 nor after October 10, 2002. Thus, the maximum aggregate Shares which may be sold is 1,461,529. The conversion rates for the Preferred Stock and the exercise prices for the Warrants are subject to equitable adjustment upon the occurrence of certain events such as stock split, stock dividends, reclassifications or combinations. In the event that the average of the closing price of the Common Stock on the AMEX for ten (10) consecutive trading days is $10.00 or more, all of the Preferred Stock will be automatically converted. As required by the terms of the Preferred Stock, the Company has filed with the Securities and Exchange Commission under the Act a Registration Statement on Form S-1, of which this Prospectus forms a part, with respect to the resale of the Shares by the Selling Shareholders from time to time on the American Stock Exchange or in privately negotiated transactions. The holders of the Warrants have elected to exercise their right to include the shares subject to the Warrants in the Registration Statement.

    The following table sets for the number of shares of Common Stock covered by this Prospectus with respect to each Selling Shareholder, and the amount and percentage of ownership of each Selling Shareholder after the offering of securities offered hereby, assuming all the securities covered by this Prospectus are sold by the Selling Shareholders. After the date of this prospectus any of the Selling Shareholders may purchase additional shares or dispose of any or all of its shares in the Company from time to time in the open market, in privately negotiated transactions or otherwise. Except as otherwise indicated by footnote below, none of the Selling Shareholders has had any position, office or other material relationship with the Company with the past three years, other than as a result of the ownership of the securities or other securities of the Company.

                                                        NO. OF SHARES
                                                       INCLUDED IN THE
                                 NO. OF SHARES         NO. OF SHARES OF        NO. OF SHARES           PERCENTAGE OF
                              BENEFICIALLY OWNED         COMMON STOCK         OF COMMON STOCK           COMMON STOCK
         SELLING                     PRIOR             INCLUDED IN THE           HELD AFTER              HELD AFTER
       SHAREHOLDERS             TO THE OFFERING            OFFERING             THE OFFERING            THE OFFERING

        Tapp & Co.                  33,333                   33,333                  0                       -----
------------------------------------------------------------------------------------------------------------------------------------
     Hammerhead & Co.               41,667                   41,667                  0                       -----
------------------------------------------------------------------------------------------------------------------------------------
      Kane & Company                51,333                   58,333                  0                       -----
------------------------------------------------------------------------------------------------------------------------------------

                                                        NO. OF SHARES
                                                       INCLUDED IN THE
                                 NO. OF SHARES         NO. OF SHARES OF        NO. OF SHARES           PERCENTAGE OF
                              BENEFICIALLY OWNED         COMMON STOCK         OF COMMON STOCK           COMMON STOCK
         SELLING                     PRIOR             INCLUDED IN THE           HELD AFTER              HELD AFTER
       SHAREHOLDERS             TO THE OFFERING            OFFERING             THE OFFERING            THE OFFERING

     Jerome Kahn, Jr.                 8,333                   8,333                     0                   -----
     Revocable Trust

      Irving Harris                  12,500                  12,500                     0                   -----
       Foundation B

      Irving Harris                  14,167                  14,167                     0                   -----
       Foundation A

      Irving Harris                   8,333                   8,333                     0                   -----
        Foundation

    Harris Foundation                41,667                  41,667                     0                   -----

      Irving Harris                  35,300                  25,000                10,300                     *
     Revocable Trust

     David Rosenbaum                  2,667                   1,667                 1,000                     *
      & Margot Kahn
          JTWROS

      James J. Pelts                  5,000                   5,000                     0                   -----

     Heartland Value(1)             195,000                 195,000                     0                   -----
        Plus Fund

       ROI Partners                  45,000                  45,000                     0                   -----

       ROI Offshore                  27,000                  25,000                 2,000                   -----

         NAV LLC                      8,333                   8,333                     0                   -----

    ROI and Lane L.P.                 6,667                   6,667                     0                   -----

   Pleiades Investment                6,667                   6,667                     0                   -----
      Partners, L.P.

    MicroCap Partners                 8,333                   8,333                     0                   -----
           L.P.

       John Kennedy                   8,332                   8,332                     0                   -----

      Kent Williams                  41,667                  41,667                     0                   -----
     Employee Pension
           Plan

    Pioneer Micro Cap Fund          200,000                 200,000                     0                   -----
     c/o Pioneering Management
     Corporaton
     60 State Street
     Boston, MA  02109

                                                        NO. OF SHARES
                                                       INCLUDED IN THE
                                 NO. OF SHARES         NO. OF SHARES OF        NO. OF SHARES           PERCENTAGE OF
                              BENEFICIALLY OWNED         COMMON STOCK         OF COMMON STOCK           COMMON STOCK
         SELLING                     PRIOR             INCLUDED IN THE           HELD AFTER              HELD AFTER
       SHAREHOLDERS             TO THE OFFERING            OFFERING             THE OFFERING            THE OFFERING


      Beamport & Co.                 47,495                 47,495                    0                       --

      Topworks & Co.                 66,790                 66,790                    0                       --

        Ell & Co.                    71,243                 71,243                    0                       --

      Spear, Leeds &                166,666                 83,333                    83,333                 2.6%
         Kellogg

     Deltac Panameria                58,333                 58,333                    0                       --
      Trust Co. Ltd.

      Rodgers Family                 33,333                 33,333                    0                       --
     Partnership Ltd.

       John Gordon                   16,667                 16,667                    0                       --

     Daniel F. Gordon                16,667                 16,667                    0                       --

  Robert J. Allison, Jr.             12,500                 12,500                    0                       --

    Elizabeth Kountze                12,500                 12,500                    0                       --

       James Turner                   8,333                  8,333                    0                       --
         Rodgers


     Alan L. Bauer &                  5,000                  5,000                    0                       --
        Lois Bauer

    Mark M. Moeller &                 4,167                  4,167                    0                       --
    Melissa M. Moeller
          TTEES

   Albert N. Schrieber                4,167                  4,167                    0                       --
      & Jeanette B.
     Schrieber TTEES

   National Securities                4,167                  4,167                    0                       --
    Corporation Custo-
    dian for George E.
        Mohler IRA

       Sarah Draper                   4,167                  4,167                    0                       --

    Gregory C. Lowney                 4,167                  4,167                    0                    --

                                                         NO. OF SHARES
                                                       INCLUDED IN THE
                                 NO. OF SHARES         NO. OF SHARES OF        NO. OF SHARES           PERCENTAGE OF
                              BENEFICIALLY OWNED         COMMON STOCK         OF COMMON STOCK           COMMON STOCK
         SELLING                     PRIOR             INCLUDED IN THE           HELD AFTER              HELD AFTER
       SHAREHOLDERS             TO THE OFFERING            OFFERING             THE OFFERING            THE OFFERING
     & Mary Anne K.
          Snyder


    Brian R. Meyers &                 4,167                    4,167                    0                     --
       Helen Meyers

      Andrew Willner                  8,333                    8,333                    0                     --
           TTEE

    Orthopedic Consul-               12,500                   12,500                    0                     --
   tants of Washington

    Arnold S. Reich &                 4,167                    4,167                    0                     --
       Anita Reich

   National Securities                4,167                    4,167                    0                     --
    Corporation Custo
   dian for William A.
       Schwartz IRA
         Rollover

      Tilikum Place                   8,333                    8,333                    0                     --
         Printers

   Gregory P. Kusnick &               4,167                    4,167                    0                     --
    Karen J. Gustafson

   National Securities                4,167                    4,167                    0                     --
   Corp. Custodian for
      Lee Levin Holm
           IRA

      Edward Epstein                  8,333                    8,333                    0                     --
          DDS PS

      B'nal B'risth                   4,167                    4,167                    0                     --
    Foundation of the
      United States

   National Securities
       Corporation(2)                34,050                   34,050                    0                     --

   Steven Rothstein(2)               81,325                   81,325                    0                     --

                                                        NO. OF SHARES
                                                       INCLUDED IN THE
                                 NO. OF SHARES         NO. OF SHARES OF        NO. OF SHARES           PERCENTAGE OF
                              BENEFICIALLY OWNED         COMMON STOCK         OF COMMON STOCK           COMMON STOCK
         SELLING                     PRIOR             INCLUDED IN THE           HELD AFTER              HELD AFTER
       SHAREHOLDERS             TO THE OFFERING            OFFERING             THE OFFERING            THE OFFERING
   L. H. Friend, Weinress,
   Frankson & Presson, Inc.(2)          25,000                 25,000                     0                       --

   Samuel M. Chase(2)                   10,625                 10,625                     0                       --

                                   -----------             ----------             ---------             ------------
             Total:                  1,714,562              1,461,529               253,033                      7.9%
                                   ===========             ==========             =========             ============

*  Beneficial ownership of less than 1% of the class.


 (1) Neither Heartland Value Plus Fund, nor any of its affiliates (except for Heartland Small Cap Contrarian Fund as discussed below), has held any position or had any other material relationship with the Company within the past three years. Heartland Value Plus Fund is a series of Heartland Group, Inc., a registered investment company. Heartland Small Cap Contrarian Fund, another series of Heartland Group that is managed by the same investment adviser as Heartland Value Plus Fund, held 156,400 shares of the Company's common stock at November 30, 1997. The Heartland Small Cap Contrarian Fund may purchase additional shares or dispose of any or all of its shares in the Company from time to time in the open market, in privately negotiated transactions or otherwise.

 (2) National Securities Corporation acted as managing underwriter in connection with the Company's initial public offering of Common Stock on March 4, 1997 and as placement agent in connection with the private placement of the Company's Preferred Stock in October of 1997. L. H. Friend, Weinress, Franken & Presson, Inc. is a wholly-owned subsidiary of National Securities Corporation, Mr. Rothstein is Chairman of the Board of National and Mr. Chase is an officer of National. The named individuals performed services in connection with either the initial public offering or Preferred Stock placement.

                              PLAN OF DISTRIBUTION

     The sale of all or a portion of the Shares by the Selling Shareholders (or by persons who may receive any of the Shares as donor, pledges or otherwise by transfer in a private transaction) may be effected, from time to time, in private transactions or on the AMEX at prices related to the prevailing prices of the Shares at the time of the sale, or at negotiated prices as each Selling Shareholder shall determine in its sole discretion from time to time. The Selling Shareholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commission from the Selling Shareholders. The Selling Shareholders and any broker-dealers that participate in the distribution of the Shares may, under certain circumstances, be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Company and the Selling Shareholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, the Company has agreed to indemnify the Selling Shareholders, with respect to the Shares offered hereby, against certain liabilities, including certain liabilities under the Securities Act.

     To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing (a) the name of any such broker-dealers, (b) the number of Shares involved, (c) the price at which such Shares are to be sold,
(d) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, (e) that such broker-dealers did not conduct any investigation to verify the information set out in this Prospectus, as supplemented, and (f) other facts material to the transaction.

     There is no assurance that any of the Selling Shareholders will sell any of the Shares.

     The Company has agreed to pay all costs and expenses incurred in connection with the registration of the Shares offered hereby, except that the Selling Shareholders shall be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such securities and the fees of the Selling Shareholders' counsel.

     The Company has agreed to use its best efforts to keep the Registration Statement relating to this offering and sale continuously effective until the earlier of sale of all the Shares by the Selling Shareholders or October 24, 1999.


                                  LEGAL MATTERS

    Counsel for the Company is Dickinson, Wright, Moon, Van Dusen & Freeman, Grand Rapids, Michigan.

                                     EXPERTS

    The financial statements of Riviera Tool Company appearing in this Prospectus and Registration Statement have been audited by Plante & Moran, LLP, independent auditors, to the extent indicated in their report thereon also appearing herein and in the Registration Statement included in herein in reliance upon their authority of such firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     This Prospectus, which constitutes a part of a Registration Statement on Form S-1 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.

     Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copies at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional office of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 600661-2511. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company is an electronic filer and such reports and other information filed with the Commission may also be available at the Commission's site on the World Wide Web at http:www.sec.gov.

     The Company's Common Stock is listed on the American Stock Exchange, and copies of its reports, proxy statements and other information filed with the Commission under the Exchange Act, and other information concerning the Company, can be inspected at the American Stock Exchange.

                              RIVIERA TOOL COMPANY

                              FINANCIAL STATEMENTS



                                TABLE OF CONTENTS




    REPORT LETTER.................................................... F-2

    FINANCIAL STATEMENTS

      Balance Sheet.................................................. F-3


      Statement of Operations........................................ F-4

      Statement of Common Stockholders' Equity....................... F-5

      Statement of Cash Flows........................................ F-6

      Notes to Financial Statements.................................. F-7

                          INDEPENDENT AUDITORS' REPORT




      Board of Directors and Stockholders
      Riviera Tool Company

      We have audited the accompanying balance sheet of Riviera Tool Company, as of August 31, 1996 and 1997, and the related statements of income, common stockholders' equity and cash flows for the years ended August 31, 1995, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riviera Tool Company at August 31, 1996 and 1997, and the results of its operations and cash flows for the years ended August 31, 1995, 1996 and 1997, in conformity with generally accepted accounting principles.

   PLANTE & MORAN, LLP



   Grand Rapids, Michigan
   October 17, 1997

                             RIVIERA TOOL COMPANY

                                BALANCE SHEET


                                                                                                     AUGUST 31
                                                                                          --------------------------------
                                      ASSETS                                 NOTE              1996              1997
                                                                            ------             ----              ----
      CURRENT ASSETS
      Cash...................................................................             $          --     $         --
        Accounts receivable:
          Trade..............................................................  3              4,924,305        4,614,257
          Related party...................................................... 15                344,892          201,286
        Costs and estimated gross profit in excess
          of billings on contracts in process................................  6              5,549,823        7,138,358
        Inventories..........................................................  7                445,473          468,740
        Prepaid expenses and other current assets............................                   250,210          267,554
                                                                                          -------------     ------------
               Total current assets..........................................                11,514,703       12,690,195
      Property, Plant and Equipment, net.....................................  8             10,147,146        9,640,330
      Perishable Tooling.....................................................                   759,258          572,585
      Other Assets...........................................................  3                507,325          187,843
                                                                                          -------------     ------------
               Total assets..................................................             $  22,928,432     $ 23,090,953
                                                                                          =============     ============

                                  LIABILITIES AND
                               STOCKHOLDERS' EQUITY

      CURRENT LIABILITIES
        Notes payable........................................................             $  10,241,503     $         --
        Current portion of long-term debt....................................  9                926,861          650,000
        Current portion of capitalized lease obligations..................... 13                409,225               --
        Accounts payable.....................................................                 2,913,878        1,241,243
        Accrued liabilities..................................................                   692,271          634,924
                                                                                          -------------     ------------
               Total current liabilities.....................................                15,183,738        2,526,167
      Capitalized Lease Obligations.......................................... 13                118,805               --
      Long-Term Debt.........................................................  9                882,989        7,202,393
      Deferred Gains.........................................................                    61,540               --
      Accrued Lease Expense.................................................. 12                558,935          605,660
      Deferred Tax Liability................................................. 10                395,700          934,400
      Preferred Stock -- no par value, $100 mandatory redemption value:
         Authorized--5,000 shares
         Issued and outstanding--1,425 shares at August 31,1996               14,
          and no shares at August 31, 1997................................... 16                139,072               --
      Preferred Stock-- no par value,
          Authorized -- 200,000 shares
          Issued and outstanding-- none at August 31, 1996 and 1997..........  2                     --               --
      Common Stockholders' Equity
        Common stock -- No par value,
          Authorized -- 9,798,575 shares
          Issued and outstanding -- 1,460,000 shares at August 31,1996
            and 2,485,000 at August 31,1997..................................  4              4,392,752        9,539,879
        Retained earnings....................................................                 1,194,901        2,282,454
                                                                                          -------------     ------------
               Total Common Stockholders' equity.............................                 5,587,653       11,822,333
                                                                                          -------------     ------------
      Total liabilities and stockholders' equity.............................             $  22,928,432     $ 23,090,953
                                                                                          =============     ============



                      See Notes to Financial Statements.

                             RIVIERA TOOL COMPANY

                             STATEMENT OF INCOME




                                                                                             YEAR ENDED AUGUST 31
                                                                           -----------------------------------------------
                                                                   NOTE          1995             1996             1997
                                                                  -----
                                                                           -------------    -------------   --------------
      Sales
       Trade......................................................  5      $  19,429,894    $  16,379,909   $   21,108,195
       Related party..............................................  15         2,794,829        1,954,184          851,979
                                                                           -------------    -------------   --------------
      TOTAL SALES.................................................            22,224,723      18,334,093        21,960,174
      Cost of Sales...............................................            18,116,301      14,936,514        16,831,905
                                                                           -------------    -------------   --------------
      GROSS PROFIT................................................             4,108,422        3,397,579        5,128,269
      Selling and Administrative Expenses.........................             1,902,044        1,354,112        1,703,884
                                                                           -------------    -------------   --------------
      INCOME FROM OPERATIONS......................................             2,206,378        2,043,467        3,424,385
      Other Income (Expense):
        Interest expense..........................................            (1,589,447)      (1,670,414)      (1,211,287)
        Other Expense.............................................  20          (160,000)              --         (406,368)

        Gain on asset sales.......................................               105,632          226,710           44,651
                                                                           -------------    -------------   --------------

      Total Other Expense -- Net..................................            (1,643,815)      (1,443,704)      (1,573,004)
                                                                           -------------    -------------   --------------
      INCOME -- BEFORE TAXES ON INCOME............................               562,563          599,763        1,851,381
      Income Tax Expense..........................................                76,700          204,000          666,600
                                                                           -------------    -------------   --------------
      NET INCOME..................................................               485,863          395,763        1,184,781
      Dividends and Accretion on Preferred Stock..................  16            35,488           28,535            7,228
                                                                           -------------    -------------   --------------
      NET INCOME AVAILABLE FOR COMMON SHARES......................         $     450,375    $     367,228   $    1,177,553
                                                                           =============    =============   ==============

      NET INCOME PER COMMON SHARE.................................         $         .31    $         .25   $          .60
                                                                           =============    =============   ==============

      Common Shares Outstanding................................... 3,4         1,460,000        1,460,000        1,968,750
                                                                           =============    =============   ==============













                      See Notes to Financial Statements.

                             RIVIERA TOOL COMPANY

                   STATEMENT OF COMMON STOCKHOLDERS' EQUITY



                                                            COMMON STOCK                                          TOTAL
                                                -------------------------------------      RETAINED            STOCKHOLDERS'
                                                     SHARES             AMOUNT              EARNINGS              EQUITY
                                                ----------------- ------------------- ------------------- ----------------------

BALANCE-- AUGUST 31, 1994................         1,460,000     $    4,392,752         $     377,298             4,770,050
Increase to redeemable preferred stock                   --                 --               (35,488)              (35,488)
(Note 13)................................
Net income...............................                --                 --               485,863               485,863
                                              -------------       ------------          ------------          ------------

BALANCE-- AUGUST 31, 1995................         1,460,000          4,392,752               827,673             5,220,425
                                              -------------      -------------          ------------          ------------

Increase  to  redeemable  preferred  stock               --                 --               (28,535)              (28,535)
(Note 16)................................

Net income...............................                --                 --               395,763               395,763

                                              -------------      -------------          ------------       ---------------
BALANCE-- AUGUST 31, 1996................         1,460,000          4,392,752             1,194,901             5,587,653
                                              -------------      -------------          ------------       ---------------

Increase  to  redeemable  preferred  stock               --                 --                (7,228)               (7,228)
(Note 16)................................

Preferential  Common Stock  Dividend (Note               --                 --               (90,000)              (90,000)
17)......................................

Sale of Common Stock (Note 4)............         1,025,000          5,147,127                    --             5,147,127

Net Income...............................                --                 --             1,184,781             1,184,781

                                              -------------      -------------          ------------       ---------------
BALANCE-- AUGUST 31, 1997................         2,485,000      $   9,539,879          $  2,282,454       $    11,822,333
                                              =============      =============          ============       ===============















                       See Notes to Financial Statements.

                             RIVIERA TOOL COMPANY

                           STATEMENT OF CASH FLOWS



                                                                                    YEAR ENDED AUGUST 31
                                                                     ---------------------------------------------------
                                                                         1995              1996              1997
                                                                     -------------     -------------     --------------
        CASH FLOWS FROM OPERATING ACTIVITIES
          Net income .............................................   $    485,863     $     395,763     $    1,184,781
          Adjustments to reconcile net income
             to net cash from operating activities:
              Depreciation and amortization.......................      1,438,403         1,272,366          1,298,200
              Loss (gain) on sale of machinery and equipment......         43,170           (77,908)            16,889
              Amortization of deferred gain.......................       (148,802)         (148,802)           (61,540)
              Deferred taxes......................................         75,000           204,000            538,700
              Bad debt expense....................................             --           175,000            (75,000)
              (Increase) decrease in assets:
                 Accounts receivable..............................      2,763,901           100,214            528,654
                 Costs and estimated gross profit in
                 excess of billings on contracts in  process......      1,014,107        (2,270,334)        (1,588,535)
                 Inventories......................................        165,392           116,237            (23,267)
                 Perishable Tooling...............................       (131,747)           77,102            186,673
                 Prepaid expenses and other current assets........         44,446            34,468            (17,344)
              Increase (decrease) in liabilities:
                 Accounts payable.................................       (764,847)       (1,039,644)        (1,672,635)
                 Accrued lease expense............................         65,413            56,065             46,725
                 Accrued liabilities..............................        (59,278)          128,340            (57,347)
                                                                     ------------     -------------     --------------
                  Net cash provided by (used in)
                    operating activities..........................      4,991,021          (977,133)           304,954

        CASH FLOWS FROM INVESTING ACTIVITIES
          Proceeds from sale of machinery and equipment...........         80,000           205,800             25,200
          (Increase) decrease in other assets.....................        (70,153)          (24,005)           278,589
          Additions to property, plant and equipment..............       (585,248)         (501,103)          (792,580)
                                                                     ------------     -------------     --------------
                  Net cash used in investing activities...........       (575,401)         (319,308)          (488,791)

        CASH FLOWS FROM FINANCING ACTIVITIES
          Net proceeds from (repayments of) short-term debt.......     (2,594,499)        3,375,333        (10,241,503)
          Principal payments under capital lease obligations......       (437,408)         (493,943)          (528,030)
          Proceeds from issuance of long-term debt................             --                --          9,904,848
          Principal payments on long-term debt....................     (1,346,325)       (1,254,812)        (3,862,305)
          Redemption of Preferred Stock...........................             --                --           (142,500)
          Sale of Common Stock....................................             --                --          5,147,127
          Capitalized refinancing costs...........................             --          (333,325)                --
          Common Stock dividends paid.............................             --                --            (90,000)
          Preferred Stock dividends paid..........................        (34,200)               --             (3,800)
                                                                     ------------     -------------     --------------
                 Net cash provided by (used  in) financing
                    activities....................................     (4,412,432)        1,293,253            183,837
                                                                     ------------     -------------     --------------
        NET INCREASE (DECREASE) IN CASH...........................          3,188            (3,188)                --
        CASH-- Beginning of Period................................             --             3,188                 --
                                                                     ------------     -------------     --------------
        CASH-- End of Period......................................   $      3,188     $          --     $           --
                                                                     ============     =============     ==============

                                        See Notes to Financial Statements.

                             RIVIERA TOOL COMPANY

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 -- NATURE OF BUSINESS

     Nature of Business -- The Company designs, develops and manufactures custom and complex large scale metal stamping die systems used in the high-speed production of sheet metal stamped parts and assemblies for the automotive industry. These systems are mainly sold to Chrysler Corporation, Ford Motor Company and General Motors Corporation and their tier one suppliers of sheet metal stamped parts and assemblies.

    Reporting Entity -- In October 1996, the Company executed an agreement and plan of merger. Under the provisions of the agreement, Riviera Die & Tool, Inc., merged with and into Riviera Tool Company, owner of 100% of its Common Stock, as the survivor corporation. Concurrently with such merger, the Bylaws and Articles of Incorporation have been amended to provide updated language on officer and director indemnification and the authorized capital stock of the Company was amended to increase the availability of unissued shares of common and preferred stock. The following two classes of preferred stock existed after the merger:

    - Redeemable Preferred Stock -- no par value, authorized 1,425 shares, 1,425 shares issued and outstanding.

    - Non-Redeemable Preferred Stock -- no par value, authorized 200,000 shares, no shares issued and outstanding.

    These two entities have been reported on a consolidated basis for more than five years prior to the merger. Therefore, the merger has no effect on the balance sheet, statement of income, statement of common stockholders' equity or cash flows. The stockholders' equity section of this report reflects the impact of this merger on authorized, issued and outstanding shares of stock.


NOTE 2 -- SUBSEQUENT SALE OF 8% CUMULATIVE CONVERTIBLE PREFERRED STOCK AND PRO-FORMA PRESENTATION

         In October, 1997, the Company issued and sold 80,000 shares of 8% Cumulative Convertible Preferred Stock (the "Preferred Shares") at $100.00 per share. With a portion of the proceeds from this sale, the Company exercised its option to purchase and retired all 730,000 shares of common stock held by Motor Wheel Corporation for $3.0 million or $4.11 per share.

         The holders of the 8% Cumulative Convertible Preferred Stock will possess no voting rights except where required by law and under the following circumstances (i) at whatever time or times dividends are not payable for two consecutive quarterly periods, the holders of the Preferred Shares have the right to elect one additional director who shall continue until all such accumulated dividends have been paid in full, or (ii) for so long as the Preferred Shares remain outstanding, the Company must obtain a vote of the holders of 66 2/3% of the then outstanding Preferred Shares to issue any class of stock ranking senior to the Preferred Shares as to dividends or distribution of assets on liquidation. Cumulative dividends shall be paid at an annual rate of 8% payable quarterly, in arrears, at a rate of $2.00 per share per quarter, commencing December 31, 1997. Upon liquidation, the Shares will be entitled to seniority to the extent of $100 per share plus cumulative dividends to the date of payment over the Common Stock and any other capital stock not given senior rights by the holders of the Shares. Of the 80,000 Preferred Shares issued, 67,500 preferred shares are convertible into Common Stock at any time, and from time to time, in whole or in part, for the number of shares of Common Stock per share equal to $100 divided by $6.00. The remaining 12,500 preferred shares are convertible into Common Stock at any time, and from time to time, in whole or in part, for the number of shares of Common Stock per share equal to $100 divided by $6.7375. All Preferred Shares outstanding will be automatically converted into Common Stock when the average closing price for the Common Stock on the American Stock Exchange for 10 consecutive trading days is equal to or greater than $10 per share. The Company shall not be required to issue fractional shares in connection with any conversion and a cash payment shall be made in lieu thereof. The Preferred Shares are not subject to call for redemption by the Company. The Company must register under the 1933 Act the shares of Common Stock issuable upon conversion of the Preferred Shares by February 6, 1998.

                             RIVIERA TOOL COMPANY

                         NOTES TO FINANCIAL STATEMENTS

NOTE 2 -- SUBSEQUENT SALE OF 8% CUMULATIVE CONVERTIBLE PREFERRED STOCK AND PRO-FORMA PRESENTATION -- CONTINUED

         Had the subsequent sale of the 8% Cumulative Convertible Preferred Stock occurred prior to August 31, 1997, the balance sheet would have been as follows:



                                                                         ACTUAL                         PRO-FORMA
                        BALANCE SHEET                                  AUGUST 31,                       AUGUST 31,
                                                                          1997                             1997
                                                                -------------------------    --------------------------------
ASSETS:
Total current assets........................................... $              12,690,195    $                     12,690,195
Property, plant and equipment, net.............................                 9,640,330                           9,640,330
Perishable tooling.............................................                   572,585                             572,585
Other assets...................................................                   187,843                             133,107
                                                                -------------------------    --------------------------------
         Total assets.......................................... $              23,090,953    $                     23,036,217
                                                                =========================    ================================

Liabilities:
Total current liabilities......................................                 2,526,167                           2,674,067
Long-term debt.................................................                 7,202,393                           3,050,838
Other liabilities..............................................                 1,540,060                           1,540,060
Stockholders Equity:
  Common stock.................................................                 9,539,879                           6,539,879
  Convertible preferred stock..................................                         -                           6,948,919
  Retained earnings............................................                 2,282,454                           2,282,454
                                                                -------------------------    --------------------------------
          Total shareholders equity............................                11,822,333                          15,771,252
                                                                -------------------------    --------------------------------
          Total liabilities and shareholders equity............ $              23,090,953    $                     23,036,217
                                                                =========================    ================================



NOTE 3-- SIGNIFICANT ACCOUNTING POLICIES

    Net Income per Common Share -- Net Income per common share is based on net income available for Common Stockholders divided by the weighted average number of common shares outstanding during the period. The number of common shares outstanding has been adjusted to reflect the impact of the merger and recapitalization as referred to in Reporting Entity in Note 1.

     In February, 1997 the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." The statement establishes standards for computing and presenting earnings per share (EPS) and simplifies previous standards. This new statement is not expected to have a material impact on EPS as presented.

    Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Significant Estimates -- The most significant estimates made by the Company are in the determination and recognition of revenue on contracts in process at year end. Management's best estimate of costs to complete is based on costs incurred subsequent to year end, engineers' cost projections, experience with customers or particular die systems and other analyses. Although management's estimates are not expected to materially change in the near term, the costs the Company will ultimately incur could differ from the amounts estimated based on the various factors.

                              RIVIERA TOOL COMPANY

NOTE 3-- SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED

    Revenue Recognition -- The Company recognizes revenue on time and material contracts, utilizing the completed-contract method. Revenue is recognized on all other contracts, utilizing the percentage-of-completion method. Under the completed-contract method, the contract is considered complete when all costs except for insignificant items have been incurred and the project has been approved by the customer. Under the percentage-of-completion method estimated contract earnings are based on total estimated contract profits multiplied by the ratio of labor hours incurred to total estimated labor hours on the contract. Provisions for total estimated losses on contracts in process are recognized in the period such losses are determined. Changes in job performance, conditions and estimated profitability may result in revisions to costs and income and are recognized in the period such revisions are determined.

    Accounts Receivable -- As of August 31, 1996 and 1997, the Company reserved $175,000 and $100,000, respectively, for uncollectible accounts receivable, and had approximately $765,000 and $0, respectively, of unbilled accounts receivables.

    Inventories -- Inventories are recorded at the lower-of-cost (first-in, first-out method), or market.

    Property, Plant and Equipment -- Property, plant and equipment are recorded at cost. Depreciation is computed principally using the straight-line method over the useful life of the asset for financial reporting purposes and accelerated methods for tax purposes.

    Perishable Tooling -- Certain perishable tools are gradually used up over extended periods of time. These inventory items, which are reported as non-current assets in the balance sheet, are recorded at cost less a valuation allowance to reflect the loss in value resulting from gradual use.

    Other Assets -- Included in other assets are deferred debt issuance costs, precontract costs and system development costs, that are being amortized over the related debt term, contract term and technological life of the system, respectively. Amortization expense for the years ended August 31, 1996 and 1997, was $43,937 and $40,893, respectively. As of August 31, 1996 costs incurred totaling $333,325 in connection with the planned public offering of Common Stock were deferred and classified as other assets. These costs have been charged to common stock during the year ended August 31, 1997. During the year ended August 31, 1997, costs incurred totaling $54,736 in connection with the sale of 8% Cumulative Convertible Preferred Stock were deferred and classified as other assets. These costs will be charged to capital upon the issuance of the 8% Cumulative Convertible Preferred Stock.

    Reclassifications -- Certain reclassifications have been made in the 1996 financial statements to conform to the classifications used in 1997.


NOTE 4  -- STOCKHOLDERS INVESTMENT

         In March, 1997, the Company sold 1,010,000 shares of Common Stock through an initial public offering on the American Stock Exchange, at a price of $7.00 per share (the "Offering"). The Company received net proceeds of approximately $5.1 million from the Offering. The net proceeds were used to reduce previously incurred debt. In June, 1997, the Company sold 15,000 shares of common stock in connection with a consulting agreement entered into with a financial consultant.

                             RIVIERA TOOL COMPANY

NOTE 5 -- SALES TO MAJOR CUSTOMERS

    Nature of Business --The nature of the Company's business is such that a limited number of customers comprise a majority of its business in any given year, even though the specific customers will differ from year to year. The following table summarizes the Company's sales to those customers which represent more than 10% of the annual sales, in the particular year presented, of the Company (in 000's):


                                                                                     AUGUST 31
                                                       ---------------------------------------------------------------------
                                                          1995          %          1996          %          1997          %
                                                       ------------  --------   -----------  ---------  ------------  ------
Chrysler Corporation..............................     $      5,291    24%      $     4,622     25%     $      8,890     40%
Ford Motor Company................................            1,511     7             2,061     11             3,411     16
General Motors....................................              225     1             2,297     13               886      4
Mayflower Vehicle Systems.........................            6,211    28             2,678     15                --     --
American Bumper & Manufacturing Co................            3,170    14                --     --                --     --
Motor Wheel Corporation ..........................            2,795    13             1,954     11               852      4
Dana-Parish.......................................            2,684    12               984      5             1,293      6
Flex-n-Gate.......................................               --    --                --     --             3,193     15
Others............................................              338     1             3,738     20             3,435     15
                                                     --------------   ---       -----------    ---      ------------    ---
     Total Sales..................................   $       22,225   100%      $    18,334    100%     $     21,960    100%
                                                     ==============   ===       ===========    ===      ============    ===

         Outstanding accounts receivable from four of these customers represented approximately 78 percent at August 31, 1996 and three of these customers represented approximately 76 percent at August 31, 1997.

NOTE 6 -- COSTS AND BILLINGS ON CONTRACTS IN PROCESS

  Costs and billings on contracts in process are as follows:


                                                                                                        AUGUST 31
                                                                                            --------------------------------
                                                                                                 1996             1997
                                                                                            -------------    ---------------
Costs incurred on contracts in process under the percentage-of-completion method.....       $  10,844,647    $     9,008,594
Estimated gross profit...............................................................             900,375          1,325,000
                                                                                            -------------    ---------------
     Total...........................................................................          11,745,022         10,333,594
Less progress payments received and progress billings to date........................           6,353,779          3,208,800
Plus costs incurred on contracts in process under  the completed contract method.....             158,580             13,564
                                                                                            -------------    ---------------
Costs and estimated gross profit in excess of billings on contracts in process.......       $   5,549,823    $     7,138,358
                                                                                            =============    ===============

    Included in estimated gross profit for 1996 and 1997 are jobs with losses accrued of $441,301 and $55,629 respectively.

                                               RIVIERA TOOL COMPANY

NOTE 7-- INVENTORIES

Inventories consist of the following:

                                                                                                           AUGUST 31
                                                                                                  --------------------------
                                                                                                     1996           1997
                                                                                                  -----------    -----------
Raw material stock............................................................................    $  149,006     $  256,867
Small tools and supplies......................................................................       296,467        211,873
                                                                                                  ----------     ----------
         Total................................................................................    $  445,473     $  468,740
                                                                                                  ==========     ==========



NOTE 8 -- PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consist of the following:

                                                                                                       AUGUST 31
                                                                                            --------------------------------
                                                                                                  1996             1997
                                                                                              -------------    -------------
      Land and leasehold improvements..................................................       $  1,553,206     $  1,560,668
      Office furniture and fixtures....................................................            186,909          137,236
      Machinery and equipment..........................................................         14,704,396       14,078,151
      Computer equipment and software..................................................            490,361        1,243,048
      Transportation equipment.........................................................             99,935          115,971
                                                                                              -------------    -------------
           Total cost..................................................................         17,034,807       17,135,074
      Accumulated depreciation and  amortization.......................................          6,887,661        7,494,744
                                                                                              -------------    -------------
           Net carrying amount.........................................................       $ 10,147,146     $  9,640,330
                                                                                              =============    =============
      Annual depreciation & amortization  expense......................................       $  1,228,429     $  1,257,307
                                                                                              =============    =============


                                               RIVIERA TOOL COMPANY

NOTE 9 -- NOTES PAYABLE AND LONG-TERM DEBT

    The Company's notes payable and long-term debt consist of the following:


                                                                                                        AUGUST 31
                                                                                               -----------------------------
      NOTES PAYABLE                                                                                1996             1997
      -------------
                                                                                               -------------     -----------
      Revolving bank credit line, collateralized by substantially all assets of the Company. The agreement provided for borrowings, subject to certain collateral requirements of up to $10.0 million, and bore interest at 4%
      above the bank's prime rate at August 31, 1996 (an effective rate of
      12.25%). The agreement was subject to certain loan covenants discussed below and required a commitment fee of .375% per annum on the average daily unused portion of the revolving credit line, and a
      facility fee of .125% per annum on the revolving credit line..........................$    10,241,503   $          --
                                                                                               -------------     -----------

      LONG-TERM DEBT
      Note payable to bank, payable in monthly installments of $40,000 plus interest of 4% over the bank's prime rate at August 31, 1996 (an effective rate of 12.25% ), collateralized by substantially all assets of the
      Company. This agreement was
      subject to certain covenants discussed below...........................................       376,962              --

      Note payable to financial  institution,  payable in monthly  installments of $39,945
      including interest at 9.9%, collateralized by specific assets of the Company ..........     1,088,532              --

      Note  payable  to  bank,  payable  in  monthly  installments  of  $15,000  including
      interest at 7%, collateralized by specific assets of the Company.......................       344,356              --

      Revolving bank working capital credit line, collateralized by substantially all assets of the Company. The agreement provides for borrowing, subject to certain collateral requirements of up to $10.0 million, and bears interest, payable monthly, at .25% above the bank's prime rate (an effective rate of 8.75%), due January 1,1999. The Agreement is subject to certain loan covenants discussed below and requires a commitment fee of .25% per annum on the average daily unused portion
      of the revolving credit line...........................................................            --       4,710,726


                                               RIVIERA TOOL COMPANY

NOTE 9 -- NOTES PAYABLE AND LONG-TERM DEBT -- CONTINUED


                                                                                                        AUGUST 31
                                                                                               -----------------------------
                                                                                                   1996             1997
                                                                                               -------------     -----------
      LONG-TERM DEBT  --  CONTINUED
      Note payable to bank, collateralized by substantially all assets of the
      Company, payable in monthly installments of $54,166.67 plus interest of
      .25% above the
      bank's prime rate (an effective rate of 8.75%), due July 1, 2002.......................            --       3,141,667

      Revolving equipment credit line, collaterlized by specific assets of the
      Company. The agreement provides for borrowing up to $4.0 million, in
      $500,000 increments, and bears interest at .25% above the bank's prime rate (an effective rate of 8.75%), due in monthly installments over six years from date of borrowing
      increment. The Agreement is subject to certain loan covenants discussed below..........            --              --
                                                                                               -------------     -----------
                 Total long-term debt........................................................     1,809,850       7,852,393
                 Less current portion........................................................       926,861         650,000
                                                                                               -------------     -----------
                 Long-term debt-- Net.......................................................$       882,989   $   7,202,393
                                                                                               =============     ===========


    Minimum scheduled principal payments on long-term debt to maturity as of August 31, 1997, are as follows:


               1998......................................................................................$     650,000
               1999.......................................................................................   5,360,726
               2000.......................................................................................     650,000
               2001.......................................................................................     650,000
               2002.......................................................................................     541,667
                                                                                                            -----------
                 Total...................................................................................$   7,852,393
                                                                                                            ===========

     In connection with the line of credit and notes payable to certain banks as of August 31, 1996, the Company had agreed to certain covenants. The agreements required the Company to maintain minimum working capital and net worth of $200,000 and $6,000,000, respectively, to not let its combined debt-to-equity ratio exceed 3 to 1, and prohibited the payment of cash dividends. The Company was not in compliance at August 31, 1996, with these covenants and, therefore, has reclassified those debt obligations to banks as current liabilities.

     As of August 31, 1997, in connection with the lines of credit and note payable to bank, the Company has agreed to certain covenants. The agreements require the Company to maintain certain ratios/levels of tangible net worth, working capital, liabilities to tangible net worth, earnings before interest, taxes, depreciation and amortization to debt service and prohibit the payment of common stock cash dividends. The Company was in compliance at August 31, 1997, with all of these covenants.

                                               RIVIERA TOOL COMPANY

NOTE 10 -- FEDERAL INCOME TAXES

The provision for federal income taxes is as follows:


                                                                                                            AUGUST 31
                                                                                                     -------------------------
                                                                                                       1996            1997
                                                                                                     ---------       ---------
 Current expense...............................................................................   $        --     $   127,900
 Deferred expense..............................................................................       204,000         538,700
                                                                                                     ---------       ---------
               Total tax expense...............................................................   $   204,000     $   666,600
                                                                                                     =========       =========


     The difference between the federal statutory tax rate and the Company's effective rate was:


                                                                                                            AUGUST 31
                                                                                                    --------------------------
                                                                                                       1996          1997
                                                                                                    -----------   ------------
  Federal statutory tax rate....................................................................      34.0%          34.0%
  Increase (reduction) in income taxes relating to:
       Effect of recording and changing valuation allowance.....................................       --             --
       Effect of providing  for  deferred  taxes at rates less than  statutory  rates and other
       items....................................................................................       --             2.0
                                                                                                    -----------   ------------
            Effective tax rate..................................................................      34.0%          36.0%
                                                                                                    ===========   ============

     The details of the net deferred tax liability are as follows:


                                                                                                          AUGUST 31
                                                                                                ------------------------------
                                                                                                    1996             1997
                                                                                                -------------    -------------
 Deferred tax liabilities:
   Depreciation............................................................................ $    (2,137,000)  $   (2,020,600)
                                                                                                -------------    -------------
 Deferred tax assets:
   Net operating loss carryforward.........................................................        1,438,000          590,900
   Investment tax credit carryforward......................................................          246,700          204,900
   Alternative minimum tax credit carryforward.............................................           40,000          208,600
   Accrued lease expense...................................................................          190,000          205,900
   Allowance for doubtful accounts.........................................................               --           34,000
   Deferred gains and other items..........................................................           73,300           46,800
                                                                                                -------------    -------------
               Total deferred tax assets...................................................        1,988,000        1,291,100
 Valuation allowance recognized for deferred tax assets....................................        (246,700)        (204,900)
                                                                                                -------------    -------------
               Net deferred tax liability.................................................. $      (395,700)  $     (934,400)
                                                                                                =============    =============

                                               RIVIERA TOOL COMPANY

NOTE 10 -- FEDERAL INCOME TAXES -- CONTINUED

     The details of the deferred tax expense (benefit) are as follows:


                                                                                                           AUGUST 31
                                                                                                 ----------------------------
                                                                                                    1996             1997
                                                                                                 -------------    -----------
 Net operating loss carryforward...........................................................      $     199,200    $   847,100
 Accrued lease.............................................................................            (19,100)       (15,900)
 Depreciation..............................................................................            (21,000)      (116,400)
 Deferred compensation.....................................................................             (5,000)         8,000
 Deferred revenue..........................................................................             51,000         20,900
 Other items...............................................................................             (1,100)        (2,400)
 Change in valuation allowance.............................................................                 --        (41,800)
 Allowance for doubtful accounts...........................................................                 --        (34,000)
 Investment tax credit.....................................................................                 --         41,800
 Alternative minimum tax credit............................................................                 --       (168,600)
                                                                                                 -------------    -----------
                     Deferred tax expense (reduction)......................................      $     204,000    $   538,700
                                                                                                 =============    ===========


     As of August 31, 1997, the Company had the following applicable carryforwards to be applied against future taxable income:


                                                                                                 INVESTMENT   NET OPERATING LOSS
                                                                                                 TAX CREDIT       CARRYFORWARD
                                                                                                 ----------   ------------------
1999......................................................................................       $   37,400   $            --
2000......................................................................................           19,600                --
2001......................................................................................           22,400                --
2002......................................................................................           28,000                --
2003......................................................................................           97,500                --
2004......................................................................................               --                --
2005......................................................................................               --                --
2006......................................................................................               --                --
2007......................................................................................               --         1,032,000
2008......................................................................................               --           486,000
2009......................................................................................               --           220,100
                                                                                                 -----------  ---------------
                         Total............................................................       $   204,900  $     1,738,100
                                                                                                 ===========  ===============

    The Company also has approximately $189,300 of alternative minimum tax credits that do not expire.

                             RIVIERA TOOL COMPANY

NOTE 11 -- CASH FLOWS

   Cash paid or refunded during the years ended August 31, 1995, 1996 and 1997, for interest and income taxes is summarized as follows:


                                                                                                           AUGUST 31
                                                                                                ------------------------------
                                                                                                    1996              1997
                                                                                                -------------    -------------
 Interest paid.............................................................................     $   1,572,292    $   1,253,563
 Income taxes paid.........................................................................                --            1,871


NOTE 12 -- OPERATING LEASES

    The Company has entered into a noncancellable operating lease agreement for manufacturing and office facilities with a lease term that expires in October 2009. The agreement provides for annual lease payments plus an escalation of the base rent of 1 percent in each of the first 10 years and 2 percent in each of the second 10 years. The Company has an option to renew this lease for two additional 10-year terms at a rate to be negotiated and has an option to acquire the facility at fair market value, commencing November 1996. The 1997 annual rent was $977,578. Generally accepted accounting principles require that rent expense related to this type of lease be recognized ratably over the term of the lease. The difference between the rent payments made and the amount of expense recognized has been recorded as accrued lease expense (a liability). For the years ended August 31,1996 and 1997, accrued lease expense exceeded cash payments made by $56,065 and $46,725, respectively.

    On May 25, 1994, the Company entered into a sublease agreement with an unrelated company. The agreement commenced August 1, 1994, and terminates on July 31, 1998. The agreement provides for annual lease payments ranging from $216,000 to $224,724. The agreement also contains two options to renew the lease for up to five years, with annual lease payments ranging from $231,468 to $268,332. In addition, the agreement requires the tenant to pay a pro-rata share (33.7 percent) of the facility's operating costs.

    The Company has various operating leases, including the noncancellable operating lease noted above, for facilities and equipment that expire during the next 15 years. Rent expense under these leases for the year ended August 31, 1995, 1996 and 1997 amounted to $1,117,023, $1,164,855 and $1,134,625, respectively.

                                               RIVIERA TOOL COMPANY

NOTE 12 -- OPERATING LEASES-- CONTINUED

    The following is a schedule of future minimum rent payments and noncancellable sublease income required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of August 31, 1997:

                                                                                 LEASE           SUB-LEASE        NET LEASE
                                                                                PAYMENTS        RECEIVABLE         PAYMENT
                                                                              -------------     -------------    -------------
 1998....................................................................     $   1,067,330     $     224,724    $     842,606
 1999....................................................................         1,031,486                --        1,031,486
 2000....................................................................         1,034,180                --        1,034,180
 2001....................................................................         1,052,870                --        1,052,870
 2002....................................................................         1,071,560                --        1,071,560
 2003 and after..........................................................         8,225,158                --        8,225,158
                                                                              -------------     -------------    -------------
      Total minimum payments required....................................     $  13,482,584     $     224,724    $  13,257,860
                                                                              =============     =============    =============


NOTE 13 -- CAPITAL LEASES

    The Company has entered into a number of capital leases. At August 31, 1996, included in machinery and equipment and accumulated depreciation and amortization are assets with a total cost of $3,065,770, and accumulated amortization of $1,068,780, acquired through capital lease transactions. During 1997, these capital leases were paid out and such assets are included in machinery and equipment as of August 31, 1997. The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of August 31, 1996 and 1997:


                                                                                                         1996          1997
                                                                                                       ---------     ---------
 1997.............................................................................................     $ 439,614     $      --
 1998.............................................................................................       119,723            --
                                                                                                       ---------     ---------
      Total minimum lease payments................................................................       559,337            --
 Less amount representing interest................................................................        31,307            --
                                                                                                       ---------     ---------
 Present value of net minimum lease payments......................................................       528,030            --
      Less amount representing current portion....................................................       409,225            --
                                                                                                       ---------     ---------
           Noncurrent portion.....................................................................     $ 118,805     $      --
                                                                                                       =========     =========


NOTE 14 -- RETIREMENT PLANS

    The Company has a profit-sharing plan that covers substantially all employees. The plan includes a 401(k) deferred-compensation option. The Company's policy is to fund profit-sharing costs accrued on an annual basis. The plan, as established, allows for discretionary contributions

                              RIVIERA TOOL COMPANY

NOTE 14 -- RETIREMENT PLANS-- CONTINUED

as determined annually by the Company's Board of Directors. No discretionary contribution was made for the years ended August 31, 1995, 1996, and 1997.

    The Company also matches and contributes up to 15 percent of the employees' contributions, up to 2% of the employee's annual wage, to the 401(k) deferred-compensation plan. The Company's contributions to the plan for the years ended August 31, 1995, 1996 and 1997, amounted to $92,575, $80,438 and $90,879, respectively.

    For the years ended August 31, 1996, the plan owned 100 percent of the Company's redeemable preferred stock.


NOTE 15 -- RELATED-PARTY TRANSACTIONS

    The Company had a contract with a Motor Wheel Corporation which owns 50 percent of the Company's Common Stock as of August 31, 1995, 1996 and 29.4percent as of August 31, 1997. The contract related to the performance of engineering services and construction of dies to be purchased by the stockholder corporation. The contract provided that the stockholder corporation was required to purchase not less than 155,000 hours of work, as defined by the contract, or, if less, 85 percent of its entire domestic consumption. In the event the total hours of work were less than the required amount, the stockholder corporation paid an underutilization fee, based on a formula, to the Company. Under the plan of merger between Riviera Die and Tool, Inc. and Riviera Tool Company dated October 31, 1996, and related shareholders agreement, such contract was terminated retroactive to December 31, 1995 and no such underutilization fees were received or recorded for periods thereafter. Sales to the stockholder corporation (including underutilization fees for periods prior to December 31, 1995) for the fiscal years ended August 31, 1995, 1996 and 1997, amounted to $2,794,829, $1,954,184 and $851,979, respectively.


NOTE 16 -- REDEEMABLE PREFERRED STOCK

    The Company had no issued and outstanding shares of mandatory redeemable preferred stock at August 31, 1997. The Company had 1,425 shares issued and outstanding as of August 31, 1996. The stock bears an $8 per year cumulative dividend preference over Common Stock of the Company. All outstanding shares of this stock were owned by the Company's retirement plan. According to the terms of the redemption agreement, 475 shares of the stock were to be redeemed at $100 per share, plus unpaid dividends on July 31, 1995, 1996, and 1997.

                             RIVIERA TOOL COMPANY

NOTE 16 -- REDEEMABLE PREFERRED STOCK-- CONTINUED

    The carrying amount of the preferred stock was being increased by periodic accretions, using the interest method, so that the carrying amount would equal the mandatory redemption amount on the redemption date. The carrying amount was also being increased by unpaid dividends. Increases in the preferred stock were being effected by charges against retained earnings. The following schedule summarizes activity in the preferred stock:

                                                                                                           AUGUST 31
                                                                                                   ---------------------------
                                                                                                       1996           1997
                                                                                                   -----------     -----------
 Beginning balance............................................................................. $     110,537   $     139,072
 Accretion.....................................................................................        17,135           7,228
 Cumulative dividend preference................................................................        11,400              --
 Preferred stock redeemed......................................................................            --       (142,500)
 Dividends paid................................................................................            --         (3,800)
                                                                                                   -----------     -----------
      Ending balance........................................................................... $     139,072   $          --
                                                                                                   ===========     ===========


NOTE 17 -- PREFERENTIAL COMMON STOCK DIVIDEND

    The Company, on October 31, 1996, declared a preferential dividend on the shares of common stock of the Company owned by Riviera Holding Company to pay the income tax payable by Riviera Holding Company as a result of the lapse of options by Motor Wheel Corporation to purchase common stock owned by Riviera Holding Company and as a result of the dividend itself. In May, 1997 the Company paid this $90,000 dividend to Riviera Holding Company.


NOTE 18 -- STOCK OPTION PLAN

    The Company's 1996 Stock Option Plan (the "Option Plan") was adopted by the Board of Directors and approved by the shareholders on October 31, 1996. Under the Option Plan, 250,000 shares of Common Stock are reserved for issuance and are intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. Riviera Holding Company, Kenneth K. Rieth and Motor Wheel Corporation are not eligible to participate in the Option Plan. During the year ended August 31, 1997, no stock options were issued under the Option Plan.

NOTE 19 -- LEGAL PROCEEDINGS AND CLAIMS

 The Company is a plaintiff and counter-defendant in an action against two individuals and a corporation, with the owners of the Company and a related corporation affiliated through common ownership as co-plaintiffs, filed July 22, 1994. In July 1992, the Company contributed

                              RIVIERA TOOL COMPANY

NOTE 19 -- LEGAL PROCEEDINGS AND CLAIMS-- CONTINUED

machinery, equipment, inventory, work in process and receivables that were related to the business of building plastic injection molds to a joint venture that then operated as a mold builder and injection molder. The Company contributed assets valued at $5.4 million, assigned debts in the amount of $3.7 million, and received $1.7 million of preferred stock in the new entity. Defendants in this action contributed all of the stock of a mold builder then known as Leap Technologies, Inc. In November 1993, the joint venture was liquidated, and the Company's preferred stock in the entity and receivables from such entity were written off. These write-offs were reflected in the financial statements for the year ended August 31, 1993. The Company alleges that the status of the business contributed by the defendants was fraudulently represented, and the defendants are, therefore, liable to the Company for all losses sustained as a result of the failure of the venture. The Company is asking for the return of its investment plus additional damages it incurred in the process of liquidating the venture. One defendant has counterclaimed for breach of representations by the Company without specifying any amount of damages. The Company is not currently involved in other legal proceedings other than ordinary and routine proceedings incidental to its operations. In the opinion of management, no existing proceedings, including the matter involving Leap Technologies, Inc., would have a significant effect on the financial condition, results of operations and cash flows of the Company if determined against the Company.

NOTE 20 -- OTHER EXPENSE

    The Company incurred bank forbearance fees of $160,000, $0 and $150,000 in 1995, 1996 and 1997, respectively, in conjunction with its then primary lender. For 1997, the Company incurred $75,771 in prepayment fees, $27,339 in tax agency penalties, and $101,075 in late charges on the facility lease.

NOTE 21 -- SUBSEQUENT PURCHASE OF EQUIPMENT

    Subsequent to August 31, 1997, the Company purchased four (4) 1000 ton stamping presses for $2,235,000. On October 9, 1997, the Company borrowed $1,200,000 on its $4,000,000 revolving equipment credit line to finance the purchase of these presses. The installation cost of these four presses is estimated to be approximately $800,000.

NOTE 22 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

A summary of the methods and significant assumptions used to estimate the fair value of financial instruments is as follows:

                              RIVIERA TOOL COMPANY

NOTE 22 -- FAIR VALUE OF FINANCIAL INSTRUMENTS -- CONTINUED

Short-term Financial Instruments - The fair value of short-term financial instruments, including cash, trade accounts receivable and payable and cost and earnings in excess of billings on uncompleted contracts, approximates their carrying amounts in the financial statements due to the short maturity of such instruments.

Notes Payable and long-term debt - The estimated fair value of the Company's notes payable and long-term debt approximates its carrying amount because the interest rate fluctuates with market rates.

 ==============================================================================

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE PLACEMENT AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                               ---------------

                              TABLE OF CONTENTS

                                                                         Page

Prospectus Summary.......................................................
Risk Factors.............................................................
Use of Proceeds..........................................................
Dividend Policy..........................................................
Capitalization...........................................................
Selected Financial Data..................................................
Management's Discussion and Analysis of
  Financial Condition and Results of Operations..........................
Business.................................................................
Management...............................................................
Principal Shareholders...................................................
Description of Capital Stock.............................................
Shares Eligible for Future Sale..........................................
Selling Shareholders.....................................................
Plan of Distribution.....................................................
Legal Matters............................................................
Experts..................................................................
Additional Information...................................................
Index to Financial Statements............................................F-1

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following is a list of the estimated expenses to be incurred by the Registrant in connection with the issuance and distribution of the shares of Common Stock being registered hereby, other than underwriting discounts and commissions.

    ITEM
    Securities and Exchange Commission Registration Fee..............$ 5,685
    National Association of Securities Dealers, Inc. Filing  Fee.....
    Printing Expenses................................................  5,000
    Transfer Agent and Registrar Fees................................  5,000
    Accounting Fees and Expenses.....................................  3,000
    Legal Fees and Expenses (not including Blue Sky).................  6,000
    Miscellaneous Expenses...........................................  1,200
                                                                     -------
            Total....................................................$25,885
                                                                     =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Sections 209, 561 through 571 of Michigan Business Corporation Act ("MBCA") set forth the conditions and limitations governing the limitation of liability and indemnification of officers, directors and other persons. In this regard, the MBCA allows a company to eliminate or limit its directors' liability to the corporation or its shareholders for money damages for any action taken or any failure to take action as a director, except liability for amounts of financial benefits received by the director to which the director is not entitled, intentional infliction of harm on the corporation or shareholders, declaring an unlawful distribution, or an intentional criminal act. The MBCA provides for indemnification of directors and officers acting in good faith and in a manner they reasonably believe to be in, or not opposed to, the best interest of the Company or its shareholders (and, with respect to a criminal proceeding, if they have no reasonable cause to believe their conduct to be unlawful). Such indemnification may be made against (a) expenses (including attorney's fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding (other than an action by, or in the right of, the Company) arising by reason of the fact that they were serving as a director, officer, employee or agent of the Company (or some other entity at the Company's request), and (b) expenses (including attorney's fees) and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or suit by, or in the right of, the Company, unless the director or officer is found liable to the Company and an appropriate court does not determine that he or she is nevertheless fairly and reasonably entitled to indemnification. The MBCA requires indemnification for expenses to the extent that a director or officer is successful in defending against any such action, suit or proceeding, and otherwise requires in general that the indemnification provided for in (a) and (b) above be made only on a determination that the director has met the required standard of conduct and an evaluation of the reasonableness of expenses and amounts paid by a majority vote of a quorum or committee or unanimous vote of the group of independent directors of the Board of Directors comprised of members who were not parties to or threatened to be made parties to such action or by certain independent counsel or shareholder vote. However, if the Company's articles include a provision eliminating or limiting its directors' liability as authorized by the MBCA for amounts provided in (a) and (b), except amounts paid in settlement in connection with an action by or in right of the Company, the Company may indemnify a director without a determination that the director has met a standard of conduct. Whether or not a determination of standard of conduct is required, payment of indemnification must be authorized by the shareholders not parties or threatened to be made parties to the proceeding or by the majority of a quorum or committee of the Board of Directors as defined by the MBCA. In certain circumstances, the MBCA further permits advances to cover such expenses before a final determination that indemnification is permissible, upon receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the applicable standard of conduct set forth in the MBCA, and (ii) a written undertaking by or on behalf of the director or officer to repay such amounts unless it shall ultimately be determined that he or she is entitled to indemnification. If a provision of the Company's articles or bylaws or a resolution of the Board of Directors or shareholders or agreement makes indemnification mandatory, the advancement of expenses is also mandatory unless such provision specifically states otherwise.

    Reference is made to Article IX of the Registrant's Articles of Incorporation, a copy of which is filed as Exhibit 3(a), and to Article VI of the Registrant's Bylaws, a copy of which is filed as Exhibit 3(b), which provide for indemnification of directors and officers of the Registrant and authorize the Board to extend such indemnity to others to the fullest extent permitted by the aforesaid Sections of the Michigan Business Corporation Act.

    Section 9 of Article VI of the Bylaws also authorizes the Registrant to purchase and maintain insurance on behalf of any officer, director, employee or agent of the Company against any liability asserted against or incurred by them in such capacity or arising out of their status as such whether or not Registrant would have the power to indemnify such officer, director, employee or agent of the Company against any liability under the provisions of such Article or Michigan law.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     On October 10, 1997, and October 17, 1997, the Company issued 67,500 shares and 12,500 shares, respectively, of its 8% Cumulative Convertible Preferred Stock, no par value, for gross proceeds of $8,000,000, all to accredited investors as that term in defined by Regulation D under the Securities Act. National Securities Corporation acted as placement agent and received a commission of $640,000, a nonaccountable expense allowance of $160,000 and 50,000 warrants to purchase Common Stock of the Company exercisable at $10 per share commencing October 10, 1998 and expiring October 10, 2002. These transactions were exempt from registration under Sections 3(b), 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder.

     On October 10, 1997 the Company issued warrants to purchase 50,000 shares of the Company's Common Stock to the Placement Agent engaged to place the Preferred Stock described in the foregoing paragraph and to two individuals associated with that engagement and the Placement Agent. The transaction was exempt from registration under Sections 4(2) and 4(6) of the Securities Act and Rule 506 of Regulation D.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. The following exhibits are files herewith and made a part hereof:

  EXHIBITS                 DESCRIPTION OF DOCUMENT

     3(a) Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3(a) to Registrant's Form 10-K filed November, 1977).

     3(b) Bylaws of the Registrant (incorporated by reference to Exhibit 3(b) of the Registrant's Amendment No. 1 to Form S-1, Registration No. 333-14187, filed January 8, 1997).

     4(a)    Specimen Common Stock of Registrant (incorporated by reference to
             Exhibit 4(a) of the Registrant's Form S-1, Registration No. 333-14187, filed October 15, 1996).

     4(b)    Representative's Warrant Agreement (incorporated by reference to
             Exhibit 4(b) of the Registrant's Post-effective Amendment No. 1 to Form S-1, Registration No. 333-14187, filed March 14, 1997).

     4(c) Consulting Agreement and Plan of Compensation dated March 4, 1997 between the Registrant and John T. Moran (incorporated by reference to Exhibit 4(c) of the Registrant's Form S-8, Registration No. 333-29249, filed June 13, 1997).

     4(d) Form of Warrant Agreement (including form of Warrant) (incorporated by reference to Exhibit 4(d) of the Registrant's Form S-8, Registration No. 333-29249, filed June 13, 1997).

     4(e)    Form of 8% Cumulative Convertible Preferred Stock of Registrant:
             (i)   Convertible at $6.00 per share
             (ii)  Convertible at $6.7375 per share.

       5 Opinion and consent of Dickinson, Wright, Moon, Van Dusen & Freeman as to the legality of the Common Stock being registered (to be filed by amendment).

       9 Shareholder Agreement and related Stock Option Agreement between Riviera Holding Company and Motor Wheel Corporation (incorporated by reference to Exhibit 9 of the Registrant's Amendment No. 1 to Form S-1, Registration No. 333-14187, filed January 8, 1997).

     10(a) 1996 Incentive Stock Option Plan of Registrant (incorporated by reference to Exhibit 10(a) of Registrant's Form 10-K filed November 1997)..

     10(b) Employment Agreement of Kenneth K. Rieth (incorporated by reference to Exhibit 10(b) of the Registrant's Amendment No. 1 to Form S-1, Registration No. 333-14187, filed January 8, 1997).

     10(c) Promissory Note dated March 31, 1994 between Registrant and Heller Financial, Inc. covering various manufacturing machinery and equipment (incorporated by reference to Exhibit 10(c) of the Registrant's Form S-1, Registration No. 333-14187, filed October 15, 1996).

     10(d) Promissory Note dated April 1, 1994 between Registrant and Banc One Equipment Finance, Inc. covering various manufacturing machinery and equipment (incorporated by reference to Exhibit 10(d) of the Registrant's Form S-1, Registration No. 333-14187, filed October 15, 1996).

     10(e) Lease Agreement dated November 1, 1988 between Registrant and Greenbrook Limited Partners/Riviera regarding industrial facilities at 5460 Executive Parkway SE, Grand Rapids, Michigan (incorporated by reference to Exhibit 10(e) of the Registrant's Form S-1, Registration No. 333-14187, filed October 15, 1996).

     10(g) NBD Bank Credit Agreement (incorporated by reference to Exhibit 10(g) of the Registrant's Amendment No. 2 to Form S-1, Registration No. 333-14187, filed February 24, 1997).

     10(h) Assignment of Stock Options between Riviera Holding Company and Registrant (incorporated by reference to Exhibit 10(h) of the Registrant's Amendment No. 2 to Form S-1, Registration No. 333-14187, filed February 24, 1997).

     10(i) Loan Agreement, Revolving Loan Note, Term Note and Security Agreement between Registrant and LaSalle National Bank dated March 7, 1997 (incorporated by reference to Exhibit 10(i) of the Registrant's Form 10-Q, filed April 17, 1997).

     10(j) Assignment of Life Insurance Policy to NBD Bank dated March 3, 1997 (incorporated by reference to Exhibit 10(j) of the Registrant's Form 10-Q, filed April 17, 1997).

     10(k) Assignment of Claim to NBD Bank dated March 3, 1997 (incorporated by reference to Exhibit 10(k) of the Registrant's Form 10-Q, filed April 17, 1997).

     10(l) Loan Agreement, Revolving Line of Credit Loan Note, Existing Equipment Term Loan Note, Non-Revolving Equipment Line of Credit Loan Note, Security Agreement and Assignment of Life Insurance Policy as Collateral between Registrant and Old Kent Bank dated June 12, 1997 (incorporated by reference to Exhibit 10(1) of the Registrant's Form 10-K, filed November 26, 1997).

      21     Subsidiaries - None

     23(a) Consent of Plante & Moran LLP (contained at page II-7 of this Registration Statement).

     23(b) Consent of Dickinson, Wright, Moon, Van Dusen & Freeman (contained in the opinion of such firm filed as Exhibit 5 hereto).

     24(a)   Power of Attorney (contained on Page II-5, the signature page)

      27     Financial Data Schedule.

ITEM 17. UNDERTAKINGS.

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the Michigan Business Corporation Act and the documents referred to in Item 14 or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b)      The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                  (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information set forth in the Registration Statement; and

                  (iii) Include any additional or changed material information on the plan of distribution.

               (2) That, for determining liability under the Securities Act, treat each as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

               (3) To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the end of the offering.

               (4) To provide to the Selling Shareholders at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Selling Shareholders to permit prompt delivery to each purchaser.

               (5) That for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

               (6) That for purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (7) That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.




                   [BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

            INDEPENDENT AUDITORS' CONSENT AND REPORT OF SCHEDULES


Rivera Tool Company:

        We consent to the use in this Registration Statement on Form S-1 of Riviera Tool Company of our report dated October 17, 1997 appearing in the Prospectus, which is a part of the Registration Statement, and to the references to us under the headings "Selected Financial Data" and "Experts" in such Prospectus.

        Our audits of the financial statements referred to in our aforementioned report also included the financial statement schedules of Riviera Tool Company. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based upon our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.


PLANTE & MORAN, LLP

Grand Rapids, Michigan
December 9, 1997

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids, Michigan and State of Michigan on the 9th day of December, 1997.

                                       RIVIERA TOOL COMPANY

                                       By
                                          -------------------------
                                          Kenneth K. Rieth

                              POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below, constitutes and appoints Kenneth K. Rieth, Peter C. Canepa, and Stuart F. Cheney, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and any related Registration Statement filed pursuant to Rule 462(b) of the rules adopted by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, or any one of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and conforming all that such attorneys-in-fact and agents or any one of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the 9th day of December, 1997.

            SIGNATURE                          TITLE


----------------------------        President (Principal Executive Officer)
   Kenneth K. Rieth                 Shareholder and Director

----------------------------        Secretary, Treasurer, and Chief Financial
   Peter C. Canepa                  Officer (Principal Financial Officer and
                                    Principal Accounting Officer)

----------------------------        Vice President-General Manager and
   Leonard H. Wood                  Director

----------------------------        Director
   John C. Kennedy

----------------------------        Director
   John R. Kinstler

----------------------------        Director
   Thomas R. Collins

----------------------------        Director
   Thomas H. Highley

                                EXHIBIT INDEX


  EXHIBITS                 DESCRIPTION OF DOCUMENT

     3(a) Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3(a) to Registrant's Form 10-K filed November, 1977).

     3(b) Bylaws of the Registrant (incorporated by reference to Exhibit 3(b) of the Registrant's Amendment No. 1 to Form S-1, Registration No. 333-14187, filed January 8, 1997).

     4(a)    Specimen Common Stock of Registrant (incorporated by reference to
             Exhibit 4(a) of the Registrant's Form S-1, Registration No. 333-14187, filed October 15, 1996).

     4(b)    Representative's Warrant Agreement (incorporated by reference to
             Exhibit 4(b) of the Registrant's Post-effective Amendment No. 1 to Form S-1, Registration No. 333-14187, filed March 14, 1997).

     4(c) Consulting Agreement and Plan of Compensation dated March 4, 1997 between the Registrant and John T. Moran (incorporated by reference to Exhibit 4(c) of the Registrant's Form S-8, Registration No. 333-29249, filed June 13, 1997).

     4(d) Form of Warrant Agreement (including form of Warrant) (incorporated by reference to Exhibit 4(d) of the Registrant's Form S-8, Registration No. 333-29249, filed June 13, 1997).

     4(e)    Form of 8% Cumulative Convertible Preferred Stock of Registrant:
             (i)   Convertible at $6.00 per share
             (ii)  Convertible at $6.7375 per share.

       5 Opinion and consent of Dickinson, Wright, Moon, Van Dusen & Freeman as to the legality of the Common Stock being registered (to be filed by amendment).

       9 Shareholder Agreement and related Stock Option Agreement between Riviera Holding Company and Motor Wheel Corporation (incorporated by reference to Exhibit 9 of the Registrant's Amendment No. 1 to Form S-1, Registration No. 333-14187, filed January 8, 1997).

     10(a) 1996 Incentive Stock Option Plan of Registrant (incorporated by reference to Exhibit 10(a) of Registrant's Form 10-K filed November 1997).

     10(b) Employment Agreement of Kenneth K. Rieth (incorporated by reference to Exhibit 10(b) of the Registrant's Amendment No. 1 to Form S-1, Registration No. 333-14187, filed January 8, 1997).

     10(c) Promissory Note dated March 31, 1994 between Registrant and Heller Financial, Inc. covering various manufacturing machinery and equipment (incorporated by reference to Exhibit 10(c) of the Registrant's Form S-1, Registration No. 333-14187, filed October 15, 1996).

Exhibits                   Description of Document

     10(d) Promissory Note dated April 1, 1994 between Registrant and Banc One Equipment Finance, Inc. covering various manufacturing machinery and equipment (incorporated by reference to Exhibit 10(d) of the Registrant's Form S-1, Registration No. 333-14187, filed October 15, 1996).

     10(e) Lease Agreement dated November 1, 1988 between Registrant and Greenbrook Limited Partners/Riviera regarding industrial facilities at 5460 Executive Parkway SE, Grand Rapids, Michigan (incorporated by reference to Exhibit 10(e) of the Registrant's Form S-1, Registration No. 333-14187, filed October 15, 1996).

     10(g) NBD Bank Credit Agreement (incorporated by reference to Exhibit 10(g) of the Registrant's Amendment No. 2 to Form S-1, Registration No. 333-14187, filed February 24, 1997).

     10(h) Assignment of Stock Options between Riviera Holding Company and Registrant (incorporated by reference to Exhibit 10(h) of the Registrant's Amendment No. 2 to Form S-1, Registration No. 333-14187, filed February 24, 1997).

     10(i) Loan Agreement, Revolving Loan Note, Term Note and Security Agreement between Registrant and LaSalle National Bank dated March 7, 1997 (incorporated by reference to Exhibit 10(i) of the Registrant's Form 10-Q, filed April 17, 1997).

     10(j) Assignment of Life Insurance Policy to NBD Bank dated March 3, 1997 (incorporated by reference to Exhibit 10(j) of the Registrant's Form 10-Q, filed April 17, 1997).

     10(k) Assignment of Claim to NBD Bank dated March 3, 1997 (incorporated by reference to Exhibit 10(k) of the Registrant's Form 10-Q, filed April 17, 1997).

     10(l) Loan Agreement, Revolving Line of Credit Loan Note, Existing Equipment Term Loan Note, Non-Revolving Equipment Line of Credit Loan Note, Security Agreement and Assignment of Life Insurance Policy as Collateral between Registrant and Old Kent Bank dated June 12, 1997. (incorporated by reference to Exhibit 10(1) of the Registrants Form 10-K, filed November 26, 1997).

      21     Subsidiaries - None

     23(a) Consent of Plante & Moran LLP (contained at page II-7 of this Registration Statement).

     23(b) Consent of Dickinson, Wright, Moon, Van Dusen & Freeman (contained in the opinion of such firm filed as Exhibit 5 hereto).

     24(a)   Power of Attorney (contained on Page II-5, the signature page)

      27     Financial Data Schedule.